SIGMA
LITHIUM

SIGMA LITHIUM CORPORATION

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2025
March 30, 2026

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INTERPRETATION

Definitions

For a description of defined terms and other reference information used in this Annual Information Form (this “AIF”), please refer to Schedule “B”.

CIM Definition Standards

The disclosure included in this AIF uses mineral resource and mineral reserve classification terms that comply with reporting standards in Canada. All mineral resource and mineral reserve estimates are made in accordance with the CIM Definition Standards and National Instrument 43-101 (“NI 43-101”), which is a set of rules developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects and operations. The following definitions are reproduced from the CIM Definition Standards:

A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories, which are defined as follows:

•	An “inferred mineral resource” is that part of a mineral resource for which quantity, grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.
•	An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.
•	A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing, and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

“Modifying factors” are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral reserves are sub-divided, in order of increasing geological confidence, into probable and proven categories, which are defined as follows:

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•	A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.
•	A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

Certain information and statements in the MD&A included herein and in this AIF may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this AIF, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this AIF. Forward Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward Looking Information.

In particular (but without limitation), this AIF contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Company; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant; and competitive conditions and the ongoing uncertainties and effects in respect of the military and global conflicts.

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

•	General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, the military conflict in Middle East, and other military and global conflicts, and the multinational economic sanctions in relation to such conflicts).

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•	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates.
•	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations.
•	Demand for lithium, including that such demand is supported by growth in the EV market.
•	Estimates of, and changes to, the market prices for lithium.
•	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry.
•	The Company’s market position and financial and operating performance.
•	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves.
•	Anticipated timing and results of exploration, development and construction activities.
•	Reliability of technical data.
•	The Company’s ability to maintain full capacity commercial production, including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues.
•	The Company’s ability to obtain financing on satisfactory terms to develop its projects, if required.
•	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals.
•	The timing and outcome of regulatory and permitting matters.
•	The exploration, development, construction and operational costs.
•	The accuracy of budget, construction and operations estimates for the Company.
•	Successful negotiation of definitive commercial agreements.
•	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this AIF is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in this AIF. Such risks relate to, but are not limited to, the following:

•	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit.
•	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved.
•	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control.
•	The Company's operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties.

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•	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects.
•	The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights.
•	The Company is subject to strong competition in Brazil and in the global mining industry.
•	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve.
•	The market for EVs and other large format batteries remains an emerging technology in several markets. No assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to expand lithium operations.
•	Changes in technology or other developments could result in preferences for substitute products.
•	The imbalance in the lithium market due to an excess of supply from new or existing competitors could adversely affect prices.
•	The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil.
•	Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations.
•	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition.
•	Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition.
•	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities.
•	The Company is subject to currency fluctuation risks.
•	The Company is subject to interest rates fluctuation.
•	The Company may face challenges in accessing global capital markets.
•	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition.
•	The Company may not be able to secure the supply of key raw material.
•	The Company may not be able to meet the quality requirements of its customers.
•	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute cash otherwise available for distributions.
•	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise.
•	Operating cash flow may be insufficient for future needs.
•	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.
•	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future.
•	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition and prospects.

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•	Failure to retain key officers, consultants and employees or to attract and retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.
•	The Company’s business depends on strong labor and employment relations.
•	Failure in the infrastructure that the Company relies upon could have an adverse effect on its operations.
•	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations.
•	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations.
•	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to securities, labor, environmental and health and safety matters, which could result in consequences material to its business and operations.
•	The Company’s operations and the development of Sigma Lithium’s properties may be adversely affected if it is unable to maintain positive community relations.
•	Actions taken by foreign governments regarding critical minerals may affect the Company’s business.
•	The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed.
•	The Company may be subject to sudden tax changes, which can have a material adverse effect on profitability.
•	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future.
•	The market price for the Company’s Common Shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result.
•	If securities analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline.
•	The Company will have broad discretion over the use of the net proceeds from offerings of its securities.
•	There is no guarantee that the Common Shares will earn any positive return in the short term or long term.
•	The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management is required to devote further substantial time to United States public company compliance efforts.
•	If the Company does not implement and maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52109 or the Rules and Regulations of the SEC, inappropriately designed or ineffective controls could result in inaccurate financial reporting.
•	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.
•	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.
•	The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price.
•	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest.
•	The Company has a major shareholder which owns 42.77% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares.

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•	As the Company is a Canadian corporation but many of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgments obtained in the United States.
•	The Company is governed by the Ontario Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws.
•	The Company is subject to risks associated with its information technology systems and cyber-security.

Readers are cautioned that the foregoing lists of assumptions and risks is not exhaustive. The Forward-Looking Information contained in this AIF is expressly qualified by these cautionary statements. All Forward Looking Information in this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual MD&A, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Technical disclosure included in this AIF regarding the Company’s properties, and in the documents incorporated herein by reference, has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this AIF is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

OTHER INFORMATION

Currency and Functional Currency

The Company's functional currency is the currency of the primary economic environment in which it operates and that best reflects its business and operations. The Company’s operations are held by the Brazilian subsidiary, Sigma Mineração S.A., which provides the entirety of the inflows and outflows of the Company, including any dividends to be remitted. The Parent Company in Canada is a pure holding company with no operations and depends on the Brazilian subsidiary to provide its cash flow. The prices of the lithium commodity are globally referenced in U.S. dollars to provide reference for market players located in different countries and different currencies. Consequently, the Company’s revenues are translated into the Brazilian Real, which is the currency that most of the costs for supplying products or services are incurred and which the costs are normally expressed and settled. Accordingly, the Company’s functional currency is the Brazilian Real ("R$").

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This AIF contains references to United States dollars, Canadian dollars and Brazilian Reais. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, referred to herein as “US$”. Canadian dollars are referred to herein as “CAD”. Brazilian Reais are referred to herein as “R$”.

The following table sets forth the high and low, average and period-end exchange rates for one US dollar expressed in Canadian dollars and Brazilian Reais for each period indicated, based upon the daily exchange rates provided by Central Bank of Brazil (“Banco Central do Brasil”) and Bank of Canada:

	2025	2024
High	CAD1.46/R$6.21	CAD1.44/R$6.20
Low	CAD1.36/R$5.27	CAD1.33/R$4.85
Rate as of December 31	CAD1.37/R$5.50	CAD1.44/R$6.19
Average rate for period (full year)	CAD1.40/R$5.59	CAD1.37/R$5.39

Presentation currency of the financial statements

On January 1, 2025, the Company elected to change its presentation currency from Canadian Dollars (“CAD”) to United States Dollars (“US$”). This change was made to better reflect the Company’s business operations and to enhance the comparability of its financial results with those of other publicly traded companies in the mining industry. The change in presentation currency has been applied retrospectively, and comparative financial information has been restated as though US$ had always been the Company’s presentation currency, in accordance with IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

For reporting periods prior to January 1, 2025, the statements of financial position have been translated from the functional currency (R$) to the new presentation currency (US$) using the exchange rates prevailing at each respective reporting date. Equity items, however, have been translated using historical accumulated rates dating back to the Company’s incorporation in 2018. The statements of income / (loss) and comprehensive income / (loss) were translated at average exchange rates for each reporting period, or at the rate prevailing on the date of the transaction. Exchange differences arising from the translation of 2024 financial information from R$ (functional currency) to US$ (presentation currency) have been recognized in other comprehensive income / (loss) and accumulated in a separate component of equity.

In compliance with IFRS Accounting Standards, the Company also presented a third statement of financial position as of January 1, 2024. Equity balances were restated using historical average exchange rates, except for significant transactions, which were translated using the actual historical rates. Any resulting differences were recorded as adjustments to the foreign currency translation reserve.

Third Party Information

This AIF includes market, industry and economic data and projections obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes these to be reliable, it has not independently verified the information from third party sources, or analyzed or verified the underlying reports relied upon or referred to by the third parties or ascertained the underlying economic and other assumptions relied upon by the third parties. The Company believes that the market, industry and economic data and projections are accurate and that the estimates and assumptions are reasonable, but there can be no assurance as to their accuracy or completeness. The accuracy and completeness of the market, industry and economic data and projections in this AIF are not guaranteed and the Company does not make any representation as to the accuracy or completeness of such information.

Non-GAAP Measures

This AIF and the 2025 Technical Report incorporated by reference herein contain certain non-GAAP measures. The non-GAAP measures do not have any standardized meaning within IFRS Accounting Standards, and therefore may not be comparable to similar measures presented by other companies. These measures provide information that is customary in the mining industry and that is useful in evaluating Sigma Lithium’s business.

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This data should not be considered as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

Qualified Person

Mr. Marc-Antoine Laporte, P.Geo, William van Breugel, P. Eng., Johnny Canosa, P. Eng., and Joseph Keane, P. Eng., are the “qualified persons” under NI 43-101, who reviewed and approved the technical information disclosed in this AIF and the documents incorporated by reference herein.

Date of Information

Except as otherwise indicated, all information disclosed in this AIF is as of March 30, 2026.

STRUCTURE OF THE COMPANY

Name, Address and Incorporation

Sigma Lithium Corporation (the “Company”, “Sigma Lithium” or “Sigma”) is domiciled in Canada and was incorporated under the Canada Business Corporations Act (“CBCA”) on June 8, 2011 originally under the name Margaux Red Capital Inc. The current business of Sigma Lithium was acquired through a reverse take-over transaction on April 30, 2018 pursuant to which the Company acquired Sigma Lithium Holdings Inc. (“Sigma Holdings”) which held the Grota do Cirilo Project, located in the state of Minas Gerais in Brazil (the “Project”), which was since developed into an industrial mining complex (“Mining Operations”), through a Brazilian wholly-owned subsidiary, Sigma Mineração S.A. (“Sigma Brazil”). On completion of the reverse take-over transaction, the Company implemented a share consolidation and changed its name to “Sigma Lithium Resources Corporation”. On July 5, 2021, the Company changed its name to “Sigma Lithium Corporation”. On October 15, 2024 the Company received a Certificate of Continuance under the Business Corporations Act (Ontario) (“OBCA”), officially completing its transition from the CBCA. The Company is now governed by the OBCA.

The registered office of the Company is at 181, Bay Street, Suite 4400, Toronto, Ontario, M5J 2T3, Canada. The Company’s web site is https://sigmalithiumcorp.com/.

Intercorporate Relationships

The corporate structure of the Company and its subsidiaries (each of which is wholly owned), and their relative jurisdictions of incorporation are set out in the following chart:

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GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is the largest producer of lithium oxide concentrate in the Americas and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company operates one of the world’s largest lithium production sites at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines dry stacking, the reuse of 100% of water, zero use of toxic chemicals and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its Xuxa mine (“Mine 1”) and state-of-the-art Greentech Industrial Plant. The Company has initiated investing in a Phase 2 expansion that is planned to close to double production capacity.

For further information on the business of the Company, please refer to “Description of the Business”.

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Three Year History

The following is a summary of the key developments that have generally influenced the development of the Company’s business and projects over the last three fiscal years (and its current fiscal year to date).

2026 and Next Steps

In 2026, the focus of the Company will be on executing its Phase 2 expansion, including increasing the capacity of Mine 1 and building the Phase 2 Industrial Greentech Plant.

2025

In 2025, Sigma Lithium operated its Phase 1 mining operations throughout the year, with the exception of a pause for a restructuring in the fourth quarter, and its Phase 1 Industrial Greentech Plant. Lithium oxide concentrate production totaled 183,700 tonnes and net sales revenue was US$110.0 million. The Company advanced its planned Phase 2 expansion throughout the year, with focus on Mine 1 preparation.

On December 1, 2025, Sigma Lithium participated in high-level policy, climate, and industry discussions at COP30 in Belém, Brazil. Senior executives, including Co-Chair and CEO Ana Cabral, VP of Sustainability Lígia Pinto, and VP of Business Development and International Affairs Daniel Abdo, engaged across multiple official panels, ministerial dialogues, and academic forums, reinforcing Brazil's potential to lead the global sustainable lithium market and positioning Sigma Lithium as an international benchmark for responsible mineral supply chains ahead of Brazil's COP30 presidency.

On October 17, 2025, Sigma Lithium announced that its US-listed shares (NASDAQ: SGML) had been added to the Morgan Stanley National Security Stock Index, a thematic equity index tracking publicly listed companies whose operations, products, or technologies contribute to national security, supply chain resilience, and strategic infrastructure. The inclusion reflects Sigma Lithium's recognized role as a critical supplier of battery materials within global supply chains, alongside other leading producers of strategic materials.

On October 6, 2025, as part of the implementation of the management’s business plan, the Company announced a restructuring of its mining operations to increase capacity and improve efficiency by bringing mining operations in-house instead of using a mining contractor and using larger equipment, such as trucks and excavators. With the upgrade, management anticipates being able to markedly improve the Company’s operating margins. The increase in capacity was required for debottlenecking so that Sigma Lithium’s Mine 1 would be able to deliver a greater volume of ore and at a more constant pace to optimize recoveries at the Company’s Greentech Industrial Plant, which had undergone substantial improvements. These improvements, over time, had substantially increased the plant’s processing capacity, from 240,000 tonnes per year to 300,000 tonnes per year. Another reason for the restructuring was to prepare Mine 1 for the planned Phase 2 capacity expansion. Sigma Lithium plans to use the ore from Mine 1 to continue to feed both the existing Greentech Industrial Plant and the planned Greentech Industrial Plant 2 during ramp-up. To implement mine operations restructuring, Sigma Lithium’s Mine 1 underwent a demobilization started at the beginning of October 2025 and a remobilization that began at the end of January 2026. During the time the mine was demobilized, the Company’s Greentech Industrial Plant 1 continued to operate, reprocessing tailings.

On August 8, 2025, Felipe Peres was appointed Chief Financial Officer of the Company, consolidating the entire finance team under his leadership. Mr. Peres joined the Company in 2020 and previously served as CFO from 2020 to 2023, leading Sigma Lithium's Nasdaq listing in 2021. He subsequently served as deputy to the CEO on the Sigma Brazil site, overseeing contracts, procurement, cost controls, and capital investments for the Industrial Greentech Plant expansion. Mr. Peres has over 30 years of executive experience in large multinational natural resource companies, including prior roles at Vale International, Shell, and CSN.

Also on August 8, 2025, Sigma Lithium announced the results of its annual general meeting of shareholders held on June 30, 2025. All five director nominees were elected with an average of 93% of votes cast, to hold office until the next annual meeting of shareholders on June 30, 2026.

On March 13, 2025, the Company appointed Junaid Jafar as a new independent member of the Board of Directors. Mr. Jafar holds the role of Chief Investment Officer at Al Muhaidib Investment Office, the family office of Al Muhaidib Group, one of the largest private conglomerates in the Middle East, headquartered in Dammam, Saudi Arabia. Mr. Jafar has nearly 30 years of investment management experience across private equity, private credit, infrastructure, and venture capital, having previously worked at J.P. Morgan, Fitch Ratings, and Janus Henderson, among others. He joined the Board in place of Mr. Bechara Azar, who stepped down for personal reasons.

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On January 1, 2025, the Company elected to change its presentation currency from Canadian dollars to United States dollars, effective for all financial reporting from that date, to better reflect its business operations and enhance comparability with other publicly traded mining companies. The change was applied retrospectively in accordance with IAS 21 and IAS 8.

2024

In 2024, Sigma Lithium continued to operate its Phase 1 Mine and Phase 1 Industrial Greentech Plant. During this year, total lithium concentrate production totaled 240,800 tonnes.

The Company also advanced with its Phase 2 expansion with the final investment decision made on March 22, 2024. Phase 2 is to increase production capacity by 250,000 tonnes per year of spodumene concentrate from Sigma Lithium's Grota do Cirilo Project operations. Once operational, the new production line is expected to increase Sigma Lithium's total nameplate capacity to 520,000 tonnes.

On December 21, 2024, the Company received a Triple Environmental License (Licença Operacional (LO), Licença Prévia (LP), and Licença de Instalação (LI)) for its Phase 2 mine (“Mine 2”), also known as Barreiro mine. Barreiro is the second mine site within the Grota do Cirilo Project, planned for sequential integration into Sigma Lithium’s Mining Operations in the coming years.

On September 24, 2024, the Company hosted its Investor Day at Nasdaq, marking its first full year of production and the record-setting ramp up of its Phase 1 Industrial Greentech Plant. The Company outlined its capital-efficient plans to increase its industrial capacity. Following adjustments to the current flowsheet of the Phase 1 Industrial Greentech Plant, the growth plans now include two additional production lines, each with a capacity of approximately 40,000 tonnes of LCE. These growth projects will follow nearly identical processing flowsheets as the existing plant and will leverage its established infrastructure.

On September 16, 2024, Rogério Marchini Santos was promoted to the role of CFO. Mr. Marchini joined Sigma Lithium with a deep experience of more than 24 years in finance. He was the CFO of Origo, a private equity portfolio company of TPG International in the energy transition space, leading a 40-person team through business transformation from start-up to final monetization. Mr. Marchini also served as Director of Finance at Embraer (one of the top global aircraft manufacturers), where he worked for 13 years.

On May 8, 2024, Sigma Lithium announced an increase of its proven and probable mining reserves at the Company’s Mining Operations of 40%, equivalent to 22.2 million tonnes. Sigma Lithium increased its consolidated proven and probable reserve balance to 77.0 million tonnes at 1.40% lithium oxide (Li2O) from 54.8 million tonnes at 1.44% previously. The increase resulted in a lengthening of the duration of the Company’s Mining Operations to an estimated 25 years at two lines of processing capacity totaling 520,000 tonnes per annum.

On February 12, 2024, the Company received a Letter of Intent from the Brazilian Development Bank (“BNDES”) to fund construction of its Phase 2 expansion. The Letter of Intent was followed by a binding commitment letter from the BNDES received on August 27, 2024 with the final approval for a R$486.8 million development loan, which represents almost 99% of the R$492 million capex budget submitted to the BNDES (the “Development Loan”). The Development Loan provides the Company with a 16-year repayment period at the low interest rate of 7.45% per year. The closing of the Development Loan remains subject to the Company's submission of satisfactory letters of credit ("Carta de Fiança Bancária") issued by a Brazilian banking institution accredited by the BNDES, as well as the customary closing conditions for a development loan of this nature, including the Company's constant adherence to the operating policies of the BNDES.

On January 31, 2024, Sigma Lithium published its updated resource estimate following its 2023 drill campaign. The aggregate measured, indicated and inferred estimate increased to 108.9 million tonnes at an average grading of 1.40% lithium oxide. This was an increase of 27% over the prior estimate of 85.6 million tonnes and a slight decrease in the average grading of lithium oxide at 1.43%. The majority of the revisions were made to the Phase 3 (Nezinho do Chicão) and Phase 4 (Murial) deposits, but the Company also announced a maiden resource estimate of 2.1 million tonnes inferred for its Phase 5, Elvira, prospect.

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On January 31, 2024, Sigma Lithium was awarded a concurrent LP, LI, LO environmental license to install and operate ("Full Environmental License") the Phase 2 Industrial Greentech Plant by the State of Minas Gerais. The Full Environmental License allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

2023

In 2023, Sigma Lithium successfully commissioned and began commercial operations at its Phase 1 Industrial Greentech Plant and mine. During the year, total lithium concentrate production exceeded 105,000 tonnes, with operations sustaining annualized nameplate capacity utilization rates of 270,000 tonnes for the month of December.

The Company also advanced its plans to triple its lithium oxide concentrate production capacity. This included completing engineering to FEL-3 stage precision of its Phase 2 and 3 Industrial Greentech Plants. Said plants are to source feedstock ore from the Barreiro and Nezinho do Chicão deposits, which were investigated in the preliminary feasibility study (“Phase 2 & Phase 3 PFS”) included in the Restated Technical Report filed on June 12, 2023.

Congruent with Sigma Lithium’s efforts to expand its production footprint, were initiatives to build upon the Company’s existing resource estimate. In 2023, Sigma Lithium completed a 30,000-meter drill campaign, which resulted in an increase to its overall, pit constrained, measured, indicated and inferred resource estimate, as published on January 31, 2024.

In November 2023, the Company actively participated in COP-28, where multiple members of the senior management team hosted workshops on “Impact Investing in Mining.” Sigma Lithium’s CEO and Co-Chairperson Ana Cabral was featured as a keynote speaker.

On October 6, 2023, Sigma Lithium announced the promotion of Reinaldo Brandão, Keith Prentice and Iran Zan to the positions of Co-General Managers of Mining, Processing and Geology, respectively. The leaders were promoted following the successful commissioning and ramp of the Company’s Phase 1 Industrial Greentech Plant and the departure of the Company’s COO, Brian Talbott, for health reasons.

In September 2023, Sigma Lithium was a participant in the “Combining Environmental and Social Agendas” panel at the Brazil Climate Summit at Columbia Business School.

On August 11, 2023, Caio Araujo was appointed as Chief Financial Officer of Sigma Lithium following the tenure of interim CFO Rodrigo Menck. Mr. Araujo joined Sigma Lithium in June 2023 with 33 years of experience in finance and controlling, having started his career at PWC. Previously, he was CFO at a portfolio company of BTG. Mr. Araujo most recently headed the finance department at CSN, one of the first Brazilian metals and mining companies to register an ADR level on the NYSE, where he implemented the SEC reporting/SOX compliance.

On June 12, 2023, the Company’s Restated Technical Report was filed on SEDAR+ and EDGAR, including all of the study results and resource and reserve estimates that were included in the Updated Technical Report with updated information on the licensing and regulatory approval status of the Grota do Cirilo Project and the Murial drilling programs. The Restated Technical Report was prepared by independent mining consultancies, with the professional services firms Primero Group Ltd (“Primero”), SGS Canada Inc. (“SGS”), and GE21 Consultoria Mineral (“GE21”). Please refer to “Description of the Business – Current Status of the Project”.

On April 17, 2023, the Company announced that it had initiated production of spodumene concentrate at its Mining Operations. Production followed the successful commissioning of the Industrial Greentech Plant 1’s dense media separation line, after having completed construction and commissioning of the crushing circuit earlier in the year.

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DESCRIPTION OF THE BUSINESS

Overview

Sigma Lithium is the largest producer of mineral lithium oxide concentrate in the Americas and is dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company operates one of the world’s largest lithium production sites at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Industrial Greentech Plant 1 combines dry stacking, the reuse of 100% of water, zero use of toxic chemicals, and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time. Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Industrial Greentech Plant. The Company has initiated a Phase 2 expansion that is planned to close to double production capacity.

Distribution

The Company sells its products to a diversified and solid base of international customers across key lithium markets. Sigma Lithium’s commercial team maintains a continuous engagement with this global customer base, supporting long-term commercial relationships and ensuring alignment with evolving market dynamics and customer needs. Representatives of the Company participate in major industry conferences and events, which provide important opportunities to strengthen relationships with existing customers, engage with potential new customers, and monitor developments in the lithium and battery materials markets. Products are exported through an efficient logistics structure and transported by sea freight via international shipping routes to delivery locations designated by customers.

Sales revenues

The revenues for each category of products for the two most complete financial years are presented in the following table.

Net Sales Revenue (US$’000)	12/31/2025	12/31/2024 (1)
Gross sales revenue – lithium concentrate	96,101	193,229
Provisional price adjustment	4,167	(46,839)
Shipping services	9,744	4,962
Total net sales revenue	110,012	151,352
(1)	On January 1, 2025, the Company began to present its financial statements in United States dollars.

Gross sales revenue from lithium concentrate totaled $96.1 million for the year ended December 31, 2025, compared to $193.2 million in the prior year. The decrease reflects lower sales volumes (150.5 kt versus 236.9 kt) that resulted from the abovementioned restructuring of mining operations, combined with a decline in the average realized price to approximately $661 per tonne, compared to $850 per tonne in the same period of 2024.

Additionally, provisional price adjustments were a positive $4.2 million, compared to a negative $46.8 million for the year ended December 31, 2024, resulting in a smaller adverse impact on revenue relative to the prior period.

Shipping services revenue totaled $9.7 million, compared to $5.0 million in the prior year period.

Lithium Properties

The Company’s Lithium Properties are located in the municipalities of Araçuaí and Itinga in the northeastern part of the state of Minas Gerais, Brazil, approximately 25 km east of the town of Araçuaí́ and 600 km northeast of Belo Horizonte, the state capital, and about 700 km from the Port of Vitoria, from where the Company ships to global markets.

Sigma Lithium owns 100% of the Company’s operating assets indirectly through its wholly owned subsidiary, Sigma Brazil, including the Lithium Properties. The leasehold area is comprised of 29 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations, applications for mineral exploration authorizations) spread over 185 km2, located within the broader 19,000-hectare land package  held by Sigma Brazil (“Lithium Properties”).

Sigma Lithium’s mining concessions comprise four properties: Grota do Cirilo (the area where Phase 1, 2 and 3 are located), and the Sao Jose, Genipapo and Santa Clara properties.

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Operations

Sigma Lithium’s Mining Operations are vertically integrated, with the Company’s mine supplying spodumene bearing material to its lithium production and processing plant (the “Industrial Greentech Plant”, “Industrial Greentech Plant 1” or “Plant 1”). The Industrial Greentech Plant is designed and operated to produce a high purity lithium oxide concentrate in an environmentally friendly way through a fully automated and digital dense medium separation (“DMS”) technology process, engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”) and battery energy storage systems (“BESS”).

Sigma Lithium is taking a phased approach to a planned expansion of its operations. Phase 1 production at its Mine 1 and Industrial Greentech Plant 1 commenced in April 2023. At a production capacity of 270,000 tonnes per annum of 5% lithium oxide concentrate, Phase 1 has positioned the Company as a globally relevant, Tier-1 lithium oxide concentrate producer. Sigma Lithium issued a Final Investment Decision (“FID”) on its Phase 2 on March 22, 2024. Phase 2 would take consolidated capacity to 520,000 tonnes per annum of 5% lithium oxide concentrate. The existing infrastructure built with the Phase 1 mine and Industrial Greentech Plant is expected to support two additional production lines, with each of the two planned phases of expansion designed to follow a similar flowsheet as demonstrated in Phase 1.

The Sigma Lithium Industrial Greentech Plant also produces tailings that consist of a low-grade, high-purity, zero-chemical, hyperfine by-product (“Green By-Products”) with approximately 1.0% lithium oxide (“Li2O”) content. Provided lithium market conditions are favorable, these Green By-Products can be sold either as high purity lithium fines or as an input for different industries. In addition, from time to time, the Company may commercialize intermediate lithium oxide concentrate products with lithium oxide content between 1% and 5%. The sales strengthen Sigma Lithium’s ESG-centric approach, as they result in a “zero tailings” environmental sustainability strategy, minimizing the environmental footprint of tailings storage with a positive ecosystem impact, while also generating an additional revenue stream for the Company.

Since its inception in 2012, Sigma Lithium’s mission has emphasized environmental, social, and governance (“ESG”) practices to support sustainable development. The Company is actively engaged in social programs that promote sustainable development and inclusion.

Sigma Lithium is committed to leading the way in socially and environmentally sustainable lithium. The Company’s approach to sustainability reflects not only the Company´s regulatory obligations, but also the evolving expectations of the Sigma Lithium’s stakeholders, including customers, investors, local communities, employees, and public institutions.

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Figure 1: Overhead view of Phase 1 Industrial Greentech Plant, with DMS circuit in foreground and crushing circuit in the background

Mining Operations Update

As of the date of this AIF, the Company reports the following highlights and advancements in its mining activities:

▪	In 2025, a decision was taken to restructure mining operations to increase capacity and improve efficiency by moving to using larger equipment, such as trucks and excavators, and bringing mining operations in-house instead of using a mining contractor.

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▪	The restructuring required a pause in mining operations. In the three months ending December 31, 2025, no Run of Mine (“ROM”) ore was delivered to the Greentech Industrial Plant. Mine operations underwent a demobilization started at the beginning of October 2025 and a remobilization begun at the end of January 2026.
▪	The multi-pit and phase mine plan continued to evolve, confirming strong synergies between Phases 1, 2, and 3.

Figure 5: Phase 1 North Pit Mining

Figure 6: Phase 1 South Pit Mining & Ore Stockpiling

Note: Red circles in Figure 6 highlight exposed ore.

Figure 7: Piaui Bridge

Figure 8: Ore Stockpiling

Greentech Industrial Plant Update

During the twelve months ended December 31, 2025 and to the date of this AIF, Sigma Lithium’s Greentech Industrial Plant 1 continued to operate. During the pause in mine operations from the start of October 2025 to the end of January 2026, Plant 1 operated reprocessing tailings, which were upgraded from an approximate 1% lithium oxide content to products with higher lithium content.

Phase 2 Development Progress

During the twelve months ended December 31, 2025, Sigma Lithium’s focus remained on mine development, aiming to enable Mine 1 to feed both Phase 1 and Phase 2 Greentech Industrial Plants during the ramp-up of Phase 2 operations.

The Phase 2 expansion remains a transformative opportunity for the Company, with expected additional production capacity of 250,000 tonnes per annum of 5% lithium oxide concentrate. Together with Phase 1, this would bring the total annual production capacity at Grota do Cirilo to 520,000 tonnes of 5% lithium oxide concentrate.

The Company continues to leverage the synergies and learnings from Phase 1 to enhance the efficiency and sustainability of Phase 2 implementation.

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Table 2: Uses of Cash Analysis for Phase 2 Construction

Capex (000 US$)	Phase 1 (actual)	Phase 2 (budget)
Mine	7,337	-
Industrial site construction	16,600	16,454
Industrial plant	64,357	62,128
Environmental	11,775	10,961
R&D engineering design	17,222	5,029
Construction management	9,028	6,398
(=) Construction capex (*)	126,319	100,970
Construction addition	-	6,536
(=) Total construction capex	126,319	107,506
Others	5,584	(149)
(=) Total capex	131,903	107,357

Licensing Updates

On December 21, 2024, Sigma Lithium obtained the Preliminary License, the Installation License, and the Operating License (“LP", “LI” and “LO”, respectively) for its Phase 2 – Barreiro mine. Once again, the approval was unanimous by the State Environmental Policy Council (“COPAM”), the board responsible for voting and awarding environmental licenses in the State of Minas Gerais, including the votes of non-governmental organizations representatives. This milestone enables Sigma Lithium to expand its mineral lithium production capacity to up to 5.5 million tonnes per year.

On January 31, 2024, Sigma Lithium was awarded its LP, LI and LO to install and operate its second Industrial Greentech Plant by the State of Minas Gerais. The Company, once again, received unanimous approval from all members of the COPAM, including the vote of the board members representing the NGOs.  The obtainment of the LP, LI and LO for Sigma Lithium’s second Industrial Greentech Plant allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

Health & Safety

In the twelve months to December 31, 2025, the Company recorded a total injury frequency rate (TRIFR - or number of injuries, excluding fatalities, requiring medical treatment per million hours worked) of 1.60. As of December 31, 2025, Sigma Lithium completed 879 consecutive days without a Lost Time Injury (LTI).

Environmental Programs

Sigma Lithium’s production process is designed to maximize sustainability and minimize environmental impacts, with zero tailings waste, zero use of hazardous chemicals, 100% water recycling   and the use of 100% renewable electricity. The Company runs several environmental programs. Sigma Lithium’s Environmental Impact Reports (“RIMA” and “EIA”) and Environmental Control Plan (“Plano de Controle Ambiental”) are available on the Company’s website.

Key Environmental Programs:

Land use and biodiversity management

▪	Conservation of Permanent Preservation Areas (APP) and Legal Reserves

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▪	Flora and Fauna Rescue Program
▪	Degraded Area Recovery Program

Control of pollution and waste

▪	Water Quality Monitoring
▪	Air Quality Preservation
▪	Noise and Vibration Control

Social Programs

Sigma Lithium runs several community outreach programs. These programs include holding monthly meetings with local communities and other structured initiatives.

The Company also runs several voluntary social programs, which are outlined below.

“Fundo Dona de Mim” Microcredit Program

The Fundo Dona de Mim microcredit program was launched in partnership with Brazil´s most prominent support organization for women, Grupo Mulheres do Brasil, with the aim of promoting female entrepreneurship in Sigma Lithium’s local communities. The program has benefited local women with small businesses in the areas of food, crafts, clothing and services.

Zero Drought Program

Under this program, Sigma Lithium has built small rainwater capture structures in the local municipalities of Araçuaí and Itinga, benefiting small-scale farmers. The reservoirs store water for the irrigation of crops during periods of drought.

Water for All Program

Sigma Lithium provides drinking water to households in the company’s local communities through a partnership with the municipalities of Araçuaí and Itinga. Sigma Lithium donated water tanks and funds water deliveries by truck from the local water utilities, COPANOR and COPASA, supplying the local communities on a regular basis.

Education that Transforms Program

Sigma Lithium has several initiatives dedicated to the education of children, adolescents and adults in the municipalities of Araçuaí and Itinga. The Company facilitated the renovation and expansion of three municipal public schools and has ongoing educational programs, including a course for post-basic education for adults, classes on environmental awareness and several initiatives in cultural and sports education through partnerships with the local groups Popular Center for Culture and Development (CPCD), the Bruta Flor Sociocultural Institute and the Escrava Feliciana Cultural Center.

Royalties

The Brazilian government levies a royalty on mineral production: Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”). Lithium production is subject to a 2% CFEM royalty.

Sigma also pays a royalty to Miazga (as defined below) since Miazga owns the property where the Phase 1 north pit is located. This royalty is established by law and is calculated based on a percentage of the amount paid of CFEM by Sigma Lithium.

In addition, the business is also subject to a net smelter return royalty (“NSR Royalty”) owed to LRC LP I (a third-party) of 1% over the gross revenues of the Company from sales of minerals extracted, less taxes, returns, sales commissions, cost of insurance and freight.

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Surface Rights and Other Permitting

Certain surface rights in the Phase 1 area, the current primary focus of the Company’s activity, are held by Arqueana Empreendimentos e Participações S.A. (“Arqueana”), Miazga Participações S.A. (“Miazga”) and Tatooine Investimentos S.A. (“Tatooine”). The CEO of the Company, Ana Cabral, has indirect economic interests in Arqueana and Miazga. Tatooine is indirectly controlled by Marina Bernardini, an officer of Sigma Brazil. Arqueana, Miazga and Tatooine have an assignment of surface rights arrangement with Sigma Brazil to support its exploration and development activities within the Grota do Cirilo Project, as well as with third-party surface owners in Sigma Lithium’s area of operation.

Sigma Brazil has a mining easement with a total of 413.3 hectares (“Servidão Mineral”) and aims to cover areas including: waste and tailings piles, Phase 1 and Phase 2 Industrial Greentech Plants, all access roads (internal), electrical substation, installation of fueling station and support structures. The Servidão Mineral was published on June 29, 2020 in the Official Gazette of the Federal Government of Brazil. It contemplates the mining and processing activities of Phase 1 (ANM Process No. 824.692/1971).

The Company achieved an important milestone on February 9, 2026, regarding Phase 2 with the National Mining Agency (Agência Nacional de Mineração – “ANM”), which determined that the process was duly documented and forwarded it to the Ministry of Mines and Energy (“MME”) for the granting of the mining concession for spodumene, lithium ore, and petalite.

The Company holds an approved economic feasibility plan (“Plano de Aproveitamento Econômico – PAE”) for the Xuxa deposit, as approved by the ANM on May 3, 2022. The Barreiro, Lavra do Meio, Murial, and Maxixe areas are currently awaiting approval of the updated economic feasibility plan, which was submitted on November 16, 2023. All of these areas are located within the Grota do Cirilo property.

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistics planning and implementation of exploration programs as well as regulatory, finance and accounting. To date, the Company has been able to locate and retain such professionals from Brazil, Canada, Russia, South Africa, and other nations, and believes it will be able to continue to do so. The Company relies upon its management, employees and various consultants for such expertise.

Mineral Price and Economic Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Lithium markets are affected by demand for lithium batteries and global economic conditions. Fluctuations in supply and demand in various regions throughout the world are common.

Economic Dependence

The Company’s business is dependent on the exploration, development and operation of Lithium Properties and the global lithium and electric vehicles markets. The Company does not expect to be dependent on any sole contract to sell the Company’s products or to purchase the Company’s requirements for goods, services or raw materials.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. The Company has not commenced any bankruptcy, receivership or similar proceedings during the Company’s history.

Reorganizations

There have been no corporate reorganizations of the Company within the three most recently completed fiscal years.

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Foreign Operations

The operations expose the Company to various degrees of political, economic and other risks and uncertainties. See “Emerging Market Disclosure” and “Risk Factors” below.

Employees

As of December 31, 2025, the Company had 560 employees working at various locations. During construction periods, the Company’s workforce can reach more than 1,000 people.

Environmental Protection

The current and future operations of the Company, including exploration and development activities, are subject to extensive laws and regulations governing environmental protection, employee health and safety, exploration, development, tenure, production, taxes, labor standards, occupational health, waste disposal, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. The Company and its subsidiaries are complying with all material aspects of the applicable legislation.

Social and Environmental Policies

The Company aims to minimize the impact of its operations on both local communities and the environment. The Company is committed to developing the business in a responsible and sustainable manner. The Company takes its responsibilities seriously to protect the environment, to conduct business based on high ethical standards (including a commitment to not engaging in business with any person or entity subject to multinational sanction) and to make a positive difference in the communities in which it operates.

In 2025, the Company established operational guidelines for health, safety, environment, and communities, based on the standards of ICMM - International Council on Mining and Metals, and international best practices. The document now supports Sigma Lithium’s activities in the areas of environment and communities.

RISK FACTORS

The Company is subject to numerous risk factors at any given time which could materially adversely impact upon its business, financial condition, results of operations, cash flows, ability to obtain financing and prospects and, as a result, the trading price of the Common Shares. The following are risk factors that the Company’s management believes are most important. The below described risks are not an exhaustive description of all risks. See also “Cautionary Note Regarding Forward Looking Information” above.

Risks Related to Our Business

The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit.

The operations of mining properties or mining companies are largely based on geologic, metallurgic, engineering, title, environmental, economic, and financial assessments, which involve uncertainty. Such assessments may differ materially from actual results, which may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects. These assessments include a series of assumptions regarding such factors as the mineralized material body geometries, grades, recoverability, regulatory and environmental restrictions, future prices of lithium and operating costs, future capital expenditures and royalties and government levies which will be imposed over the producing life of the Mineral Reserves.

The Company’s Mineral Resource and Mineral Reserve estimates are estimates only. There are numerous uncertainties inherent in estimating quantities of Mineral Resources and Mineral Reserves and estimates in projecting potential future rates of mineral production, including factors subject to change and beyond the Company’s control. Mineral Reserves and Mineral Resources estimates are based on limited samples and interpretations, which may not be representative of actual Mineral Reserves and Mineral Resources. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever be mined or processed profitably. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, on analyses of drilling results and statistical inferences that may ultimately prove to be inaccurate. These estimated Mineral Resources and Mineral Reserves should not be interpreted as assurances of profitability of operations. Investors are cautioned not to place undue reliance on these estimates.

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Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their feasibility and prospects for economic extraction. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources that are in the Inferred category are even more risky. An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to any other category of Mineral Resource. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. However, the estimate of Inferred Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved.

The Company has prepared estimates and projections of future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine operations, its plans and other assumptions which change from time to time. The Company’s actual production may vary from estimates for a variety of reasons, including: actual mineralized material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; unusual or unexpected deposit formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. The economic analysis is based in part on achieving at least the contemplated minimum operating and production levels and may be subject to change.

The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control.

Capital costs, operating costs, production and economic returns and other estimates may differ significantly from those anticipated by current estimates, and there can be no assurance that the actual capital, operating and other costs will not be higher than currently anticipated. Actual costs and revenues may vary from estimates for a variety of reasons, including (among others): lack of availability of resources or necessary equipment; unexpected construction or operating problems; lower realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labor shortages or strikes; general inflationary pressures; and interest and currency exchange rates.

Additionally, during times of increased demand for metals and minerals, price increases may encourage expanded mining exploration, development, and construction activities. These increased activities may result in escalating demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause exploration, development and construction costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or increase operating costs, for the Company.

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The Company’s operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties.

The Company’s operations are subject to all the risks normally incidental to the exploration of, and the development and operation of, mineral properties. Mineral exploration and exploitation involve a high degree of risk. Operations can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, work interruptions, fires, power outages, shutdowns due to equipment breakdown or failure, unexpected maintenance and replacement expenditures, human error, labor disputes, flooding, explosions, releases of hazardous materials, tailings impoundment failures, cave-ins, landslides, earthquakes and the inability to obtain or properly maintain adequate machinery, equipment or labor. Tailings dam failures involving other mining companies in Brazil, and the resultant loss of life and damage, have resulted in (and could in the future result in further) increased requirements, delays in licensing and other material consequences to all mining companies, even if the circumstances of the operations or the Company’s development and operational methodologies are significantly different then such other companies and projects. The Company expects to rely on third-party owned infrastructure to develop and operate its projects, such as power, utility, and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects.

During exploration, development and production of mineral properties, certain risks (in particular, risks related to operational and environmental incidents) may occur. Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company. The Company maintains liability insurance in accordance with industry standards, however, the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition. Losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights.

There can be no assurance the Company’s property mineral tenure interests will be maintained, or that any required future title interests will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that title to its properties or mineral rights will not be challenged. A successful challenge on a mineral right or to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop and operate its mineral properties or being unable to enforce its rights with respect to its mineral properties.

The Company is subject to strong competition in Brazil and in the global mining industry.

The mining industry is competitive in all its phases and requires significant capital, as well as technical and operational resources. Competition is also intense for mining equipment, supplies and qualified service providers, particularly in Brazil where mining personnel are in high demand and short supply. If qualified expertise cannot be sourced and at cost effective rates within Brazil, the Company may need to procure those services outside of Brazil, which could result in additional delays and higher costs to obtain work permits. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities. As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

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There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve.

Lithium chemicals and spodumene concentrate are globally traded commodities and accordingly, are subject to numerous market forces, including changes in product supply and demand. The addition of new supply due to either competitor investments or the Company’s own capacity could drive market prices for these commodities lower. Softening in the global demand for lithium would have similar implications. Additionally, the pricing characteristics of alternative sources of energy, competitor disruptions and government policy could all have impacts on the market price of lithium and thus the Company’s earnings profile. Prices have proven to be volatile for lithium products and could remain so for the foreseeable future. There can be no assurance that market prices will remain at current levels or that such prices will improve. As such, the Company’s revenues and earnings are subject to change.

The market for EVs and other large format batteries remains an emerging technology in several markets. No assurances can be given for the rate at which this market will develop, which could affect the success of the Company and its ability to expand lithium operations.

The success of the Company and its ability to grow its lithium operations is largely dependent on the adoption of lithium-ion batteries for EV and other large format batteries. The market for EV and other large format batteries has grown considerably but continues to have limited market share in a number of geographies. No assurance can be given that it will develop further (or at what rate this market will develop, if at all). To the extent that such markets do not develop in the manner or according to the timeline contemplated by the Company, the long-term growth in the market for lithium products will be adversely affected, which would inhibit the Company’s ability to expand.

Changes in technology or other developments could result in preferences for substitute products.

Lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive. Some of these technologies could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles and other applications. The Company cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to such products may become more economically attractive as global commodity prices shift. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization the Company discovers and reducing or eliminating any reserves it identifies.

The imbalance in the lithium market due to an excess of supply from new or existing competitors could adversely affect prices.

In recent years, the supply of lithium products has increased as both new and existing competitors have expanded production, which has pressured prices. Further increases in production could intensify this imbalance and negatively impact prices. There is limited information regarding the status of new lithium production capacity expansions by current and potential competitors, which makes it difficult for the Company to accurately project the capacities of potential new entrants and the timelines for their operations. If these projects are completed in the short term, they could impact market lithium prices, leading to a material adverse effect on the Company’s earnings, reserve balances, or the economic viability of its ongoing growth initiatives.

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Risks Related to Brazil

The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil.

Investments in emerging markets like Brazil generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments and exposes the Company to heightened risks related to prevailing and changing political and socioeconomic conditions. Changes in mining, investment or other applicable policies or shifts in political attitude in Brazil may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures. Regardless of the economic viability of the Company’s properties, such political changes, which are beyond the Company’s control, could have a substantive impact and prevent or restrict (or adversely impact the financial results of) mining of some or all of any deposits of the Company.

The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intending to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new, taxes and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on Brazilian companies or companies with Brazilian assets and on market conditions and the competitiveness of Brazilian products abroad. In addition, actions taken by the Brazilian state and local governments with respect to labor and other laws affecting operations may have an effect on the Company.

The Company’s financial condition and results of operations may also be materially adversely affected by any of the following, and the Brazilian federal government’s actions, or failure to act, in response to them:

▪	currency depreciations and other exchange rate movements.
▪	monetary policies.
▪	inflation rate fluctuations.
▪	economic, political, and social instability.
▪	environmental regulation.
▪	energy shortages or changes in energy prices.
▪	interest rates.
▪	disasters at third party mineral projects.
▪	corruption or political scandal.
▪	exchange rate controls and restrictions on remittances abroad.
▪	liquidity of the domestic capital and lending markets.
▪	tax policy, including international tax treaties.
▪	other political, diplomatic, social, and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the market value of securities issued by Brazilian companies or companies with Brazilian assets.

The Brazilian government has frequently implemented changes to tax laws, tax treaties and other regulations, including modifications to tax rates. Any such changes, as well as changes in the interpretation of such tax laws and regulations, may result in increases in the Company’s overall tax burden, which would negatively affect its profitability. However, the Company notes that it does not believe that there is any intention to change the current policies and regulations in this sense.

Political instability or changes in government policy (which may be arbitrary) may result in changes to laws affecting the ownership of assets, mining activities, taxation, rates of exchange, environmental regulations and labor relations. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that a future government may adopt substantially different policies cannot be ruled out.

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Brazil’s long-term foreign and local currency debt is rated sub-investment grade. Brazil’s ratings or outlooks may be downgraded or placed on watch by the various rating agencies in the future. Downgrades of Brazil’s sovereign credit ratings could limit access to funding and/or raise the cost of funding for the Company. Downgrades of Brazil’s sovereign credit ratings could also heighten investors’ perception of the risk of having operations in Brazil.

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect the Company.

Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations.

High levels of inflation may adversely affect the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, the governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest-rates that have limited the availability of credit and economic growth. Brazil may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in Brazil and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently, have an adverse impact on the Company. In an inflationary environment, the value of uncollected accounts receivable, as well as unpaid accounts payable, declines rapidly. If Brazil experiences high levels of inflation in the future and price controls are imposed, this could adversely affect the Company’s results of operations or financial conditions.

Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

Brazilian markets have historically experienced heightened volatility due to the uncertainties generated by corruption and bribery allegations and investigations of certain senior politicians, including congressmen and officers and directors of some of the major state-owned and private companies in Brazil. In addition, certain media posts and reports of corruption, or allegations of corruption, in Brazil may have an adverse effect on the public perception and reputation of Brazilian companies and may adversely affect the trading price of the Common Shares. The Company’s value and share price could also be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

The Company is subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in various jurisdictions, including Canada, U.S., and Brazil. In addition, it is subject to economic sanctions regulations that restrict dealings with certain sanctioned countries, individuals, and entities. There can be no assurances that the internal policies of the Company will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by its employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of its policies and procedures. Any violations of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on the Company’s business, reputation, results of operations and financial condition.

The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

Under Brazilian law, real property ownership is normally transferred by means of a transfer deed and subsequently registered at the appropriate real estate registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, a real estate registry office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud, or challenges could adversely affect the Company’s ability to operate, although ownership of mineral rights are separate from ownership of land.

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The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities.

Government approvals and permits are required in connection with the Company’s activities. Any instances where such approvals are required and have not been obtained, the Company may be restricted or prohibited from proceeding with planned exploration, development, or operational activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing development or operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or other remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or a more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reductions in the levels of production at producing properties or require abandonment or delays in development.

In Brazil, the ANM regulates the conduct of exploration, development, and mining operations. The ANM requires: (i) certain fee payments for exploration authorizations (known as the Annual Fee per Hectare), (ii) certain royalty payments to be made to the federal government for the mining concessions (known as Financial Compensation for the Exploitation of Mineral Resources - “CFEM”) and (ii) royalty payments to be made to the landowner if the surface rights are not held by the holder of the mineral rights. There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states. Royalties, taxes and fees related to the exploration authorizations and mining concessions may change or increase substantially in the future.

In Brazil, failure to demonstrate the existence of technical and economically viable mineral deposits covered by an exploration authorization for a period of at least one year may lead to the authorization being required to be returned to the federal government. The federal government may then grant the exploration authorization to other parties that may conduct other mineral prospecting activities at said area. In addition, mining concessions and exploration authorizations may not be granted due to changes in laws and regulations governing mineral rights. Accordingly, retrocession requirements, loss of mineral rights, or the inability to renew concessions, authorizations, permits and licenses may materially adversely affect the Company.

Tailings dam failures involving other mining companies in Brazil, and the resultant loss of life and damage, have resulted in (and could in the future result in further) increased requirements, delays in licensing and other material consequences to all mining companies, even if the circumstances of the operations or the Company’s development and operational methodologies are significantly different then such other companies and projects.

The regulatory framework applicable to the Brazilian mining industry could be subject to further change, which may result in limitations on the Company’s business and activities, including in connection with some existing mineral rights, and an increase in expenses, particularly mining royalties, taxes and fees.

The Company’s operations are also subject to Brazilian regulations pertaining to the use and development of mineral properties and the acquisition or use of rural properties by foreign investors or Brazilian companies under foreign control, and various other Brazilian regulatory frameworks.

Risks Related to Financial Markets

The Company is subject to currency fluctuation risks.

Business is transacted by the Company primarily in Brazilian, U.S. and Canadian currencies. The majority of operating costs are denominated in the Brazilian currency. Certain costs associated with imported equipment and international supplies and consultants and sales prices for product are denominated in U.S. dollars. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Company has not hedged its exposure to any exchange rate fluctuations applicable to its business and is therefore exposed to currency fluctuation risks.

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Currently, the Brazilian Real is permitted to float against the US Dollar and allows the purchase and sale of foreign currency and the international transfer of Reais. There can be no assurance that the Brazilian Central Bank or the Brazilian government will continue to permit the Real to float freely and not intervene in the exchange rate market through the return of a currency band system or otherwise.

The Company is subject to interest rates fluctuation.

The Company’s business may be adversely affected by fluctuations in interest rates. A significant portion of the capital structure may be subject to variable interest rates, and changes in these rates could increase the borrowing costs of the Company, potentially reducing profitability. Higher interest rates may also make it more expensive to obtain additional financing or refinance existing debt, which could limit the Company’s ability to fund growth initiatives or meet other capital needs. There can be no assurance that the Company will be able to manage or mitigate the impact of interest rate fluctuations, and any significant increase in interest rates could adversely affect the Company’s financial condition, results of operations, and cash flow.

The Company may face challenges in accessing global capital markets.

The Company expects to rely on cash generated from operations and external financing to fund the capital expenditure required to finance its capacity expansion projects. The expansion of the Company’s business may require significant amounts of capital. While the Company believes that the cash from operations, together with borrowing availability and other potential financing strategies, will be sufficient to meet these needs in the foreseeable future, the Company may face challenges due to the young nature of the business and the volatility of lithium prices, which may directly impact the Company’s ability to generate consistent cash flow.

If additional external financing is needed, the Company’s access to global capital markets and the pricing of such capital will depend on its ability to maintain strong credit metrics and the overall condition of the capital markets. Given the volatile nature of lithium prices, the Company’s ability to demonstrate stable financial performance may be affected, which could hinder its ability to secure favorable financing terms. There can be no assurances that the Company would be able to obtain equity or debt financing on terms deemed acceptable, and the cost of such financing could increase, resulting in higher expenses and reduced profitability.

Additionally, the operations of the Company require the issuance of financial assurances, such as insurance and bank guarantee instruments, to secure statutory, financial, environmental, and commercial obligations. The Company’s ability to provide such assurances may be subject to factors beyond its control, including external financial and credit market assessments, as well as its financial condition. If the Company is unable to generate sufficient cash flow or raise adequate external financing on acceptable terms, including due to significant disruptions in the global capital markets, the Company may be forced to restrict its growth, which could adversely affect its business, results of operation and financial position.

Risks Related to our Operations

The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition.

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that are expected to have payables to the Company; (iii) third party contractors engaged for future development; (iv) the Company’s insurance providers; (v) the Company’s lenders; and (vi) offtakers. The risks associated with doing business with several counterparties, including any defaults or other breaches of any agreements entered into by the Company with such counterparties, may impact the Company’s operations and financial condition.

The Company may not be able to secure the supply of key raw material.

The raw materials required for the Company’s operations are primarily sourced through normal supply and business contracting channels mainly in Brazil. However, increased demand from other mineral exploration, development and operating companies, inflationary pressures, or disruptions to supply chains caused by such events as pandemics or other global occurrences may make it more difficult to procure certain raw materials.

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The Company may not be able to meet the quality requirements of its customers.

The Company’s ability to maintain and enhance its customer relationships and market position depends on consistently meeting the quality expectations and regulatory requirements of its customers. Failure to meet these standards, whether due to manufacturing defects, supply chain disruptions, human error, or non-compliance with industry regulations, could result in recalls, loss of key customers, reputational damage, and potential legal or financial consequences.

Any inability to adapt to the ongoing demands of its customers or to promptly address quality concerns may affect the Company’s ability to secure new contracts, retain existing customers, and maintain competitive advantage. Furthermore, customer-imposed penalties or warranty claims related to quality issues could have a material adverse effect on the Company’s financial performance.

Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or to the ability of its subsidiaries to distribute up cash otherwise available for distributions.

The Company conducts operations through subsidiaries, including a foreign subsidiary located in Brazil. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise.

The Company has relied on, and is expected to continue to rely on, consultants and others for mineral exploration and exploitation expertise. If the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

Operating cash flow may be insufficient for future needs.

The exploration, development, construction, and operation of the Company’s mineral properties will require the commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, development and construction activities, success of the Company’s ongoing operations, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond the Company’s control. The Company’s business strategies may not be successful, and it may not be profitable in any future period.

To the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative operating cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to the Company.

The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.

The Company’s ability to make scheduled payments on or refinance its debt obligations, including the Pre-Export Financing Agreement with Synergy, depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the market prices of lithium. The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, or there is a contravention of its debt covenants, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations. The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.

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A substantial portion of the Company’s assets (including the Company’s interests over operating assets) are subject to security granted under the Pre-Export Financing Agreement with Synergy. Unremedied failure of Sigma Brazil to comply with its obligations under the Pre-Export Financing Agreement with Synergy could lead to the foreclosure and loss of such assets.

To remediate this risk, the Company generated positive cash flow in 2025, showing a strong recovery from 2024, despite general lithium market weakness during the year. In addition, for 2026, the Company plans a net cash flow of $29Mln, after payment of the Pre-Export Financing Agreement with Synergy mentioned above.

The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future.

There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to meet the Company’s capital requirements, if necessary. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition. A potential source of future financing is the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the outstanding Common Shares. In addition, the Company may issue or grant convertible securities (such as RSUs, warrants or stock options) in the future pursuant to which additional Common Shares may be issued. The exercise of such securities would result in dilution of equity ownership to the Company’s existing shareholders.

The Company has entered into the Pre-Export Financing Agreement with Synergy and may rely on future debt financing and assume debt obligations that require it to make substantial interest and principal payments and which may be secured against the Company’s assets. Failure to meet debt obligations as they become due may result in loss of the Company’s assets. The Company may also sell additional royalties, which would mean that the Company’s share of returns from operations would decrease.

The disbursement of the loan from BNDES is subject to the satisfaction of certain closing conditions. There is no assurance that these conditions will be met or that the loan will be disbursed as expected. If the required conditions are not fulfilled or delays occur in the approval process, the Company may be unable to secure the necessary funding for the continuation of the Phase 2 construction. This could delay the Company’s planned expansion timeline, increase costs, disrupt planned expansion and development efforts, and adversely impact the Company’s financial position and future operations. Failure to obtain the loan as anticipated could materially affect the Company’s ability to complete Phase 2, leading to potential financial and operational challenges.

From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition, and prospects.

Due to the nature of the Company’s business and status as a publicly traded entity, it may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.

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Litigation may be costly and time-consuming and can divert the attention of management and key personnel from business operations. If the Company is unsuccessful in its defense of claims or unable to settle claims in a manner satisfactory to it, it may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on its business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be currently determinable nor is it possible to accurately predict the outcome or quantum of any such proceedings at this time.

Failure to retain key officers, consultants, and employees or to attract, and retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

The success of the Company will be largely dependent upon the performance of its key officers, consultants, and employees. Failure to retain key individuals or to attract and retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has insurance policy in place to cover directors, officers or key employees and regularly monitors the adequacy of such policy.

The Company’s business depends on strong labor and employment relations.

The Company’s production relies on the efforts of its employees and on fostering good relationships with them. These relations may be influenced by changes in labor relations introduced by, among others, employee groups, unions, and the relevant governmental authorities in the jurisdictions where the Company operates. Adverse changes in such legislation or in the relationship between the Company, its employees, the employees’ union, and the relevant governmental authorities, could have a material adverse impact on its business, results of operations, and financial condition.

Failure in the infrastructure that the Company relies upon could have an adverse effect on its operations.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure whether owned or maintained by the Company, the applicable government or state, or third parties. Reliable transportation routes, ports, power sources, pipelines, ore and waste hoisting equipment, water storage structures, waste impoundments, water supply, and other critical infrastructure are important for the Company’s operations. Unusual or infrequent weather phenomena, sabotage, catastrophic failure, corrosion, or interference from government or other entity in the operation, maintenance or provision of such infrastructure could adversely affect the Company’s business and results of operations. In addition, Company-controlled infrastructure requires periodic preventative maintenance and, if necessary, replacement to mitigate the risk of failure. Despite inspection programs and maintenance planning, unanticipated infrastructure failures may occur from time to time. The Company addresses these issues and reports them, where necessary, in accordance with local regulatory requirements and laws. Any such future infrastructure failure could have an adverse effect on the Company’s operations.

Regulatory and Governmental Risks

The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations.

All phases of operations are subject to numerous environmental laws and regulations in Brazil on the federal, state and municipal levels, including laws and regulations relating to specially protected areas, air emissions, wastewater discharge and the use, manufacture, handling, transportation, storage, disposal, remediation of waste and hazardous substances. Environmental hazards may exist which are unknown to the Company at present which may have been caused by previous owners or operators of its assets. In the event of an accident or exposure to hazardous materials, environmental damage may occur and trigger the obligation to remediate the environmental conditions, which may result in significant costs. The victim of such damages or whoever the law so authorizes (such as public attorneys’ office, foundations, state agencies, state-owned companies and associations engaged in environmental protection) is not compelled to sue all polluting agents in the same proceeding, but rather the aggrieved party may choose to sue only one of the polluting agents to redress damages.

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Environmental liability may be litigated in civil, administrative, and criminal courts, with the application of administrative, civil and criminal sanctions, in addition to the obligation to redress the damages caused. The lack of a conviction or a finding of liability in one proceeding does not necessarily preclude the finding of liability in other proceedings. Accordingly, in respect of environmental compliance matters, there could be unexpected interruptions to operations, fines, or penalties as well as third-party claims for property damage or personal injury or remedial or other costs, which may have a material adverse effect on the Company’s operations. Municipal, state, and federal governments may revise and impose stricter environmental regulations in the future. There can be no assurance that environmental regulation will not adversely affect development or operations, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.

Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations.

Climate change is increasingly perceived as a broad societal and community concern. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact the Company’s decisions to pursue future opportunities, or maintain existing operations, which could have an adverse effect on its business and operations. The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations and profitability.

The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters, which could result in consequences material to its business and operations.

The mineral exploration, development and production business carries inherent risk of liability related to worker and surrounding population health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and potential civil liability. Compliance with health and safety laws (and any future changes) and the requirements of licenses, permits and other approvals remain material to the Company’s business, and will continue to remain material at all stages of development. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the operations, potentially result in fines, penalties or other prosecutions, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, licenses, permits or other approvals could have a significant impact on development or operations and result in additional material expenditures. As a consequence, no assurances can be given that additional workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

The Company’s operations and the development of Sigma Lithium’s properties may be adversely affected if it is unable to maintain positive community relations.

The Company’s relationships with host communities are critical to ensure the success of its existing operations and the construction and development of new operations. There is an increasing level of public concern relating to the perceived effects of mining activities on the environment and on host communities due to events that happened with other companies in the recent past. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Company’s current and future operations. Such opposition may be directed through legal or administrative proceedings or expressed in public opposition such as protests, roadblocks, or other forms of expression against the Company’s activities, and may have a negative impact on the Company’s reputation and operations.

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Opposition by any of the aforementioned groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects or may require the Company to enter into agreements with such groups or local governments with respect to the Company’s projects, in some cases causing increased cost and considerable delays to the advancement of the Company’s projects. Further, publicity adverse to the Company, its operations or extractive industries generally could have an adverse effect on the Company and may impact relationships with the communities in which the Company operates and other stakeholders. There can be no assurance that its efforts to operate in a socially responsible manner will mitigate this potential risk.

The Company’s business may also be impacted by relations with various community stakeholders, and the Company’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.

Actions taken by foreign governments regarding critical minerals may affect the Company’s business.

As a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement. This reflects the critical role of lithium as an input in the development of batteries for the burgeoning transition to electric vehicles in the automotive industry, combined with worldwide supply constraints for lithium production and geopolitical tensions between countries such as the United States and Canada on the one hand and China on the other, arising from the dominant role of China in the production of inputs for the battery industry. The resulting political involvement appears to be evolving into a form of industrial policy by several governments, including those of Canada and the U.S., in which they employ steps to encourage the development of domestic supply such as tax incentives and low-interest loans to domestic and other companies, as well as undertake steps to discourage the involvement of companies from certain countries, including the expansion of legal oversight and an expansion of the scope of discretionary authority under laws and regulations to impose restrictions on ownership, influence and investment. These factors are of relevance to the Company in Canada with its regulation under the OBCA and stock exchange listing on the TSXV, and in the U.S. through its stock exchange listing on the NASDAQ. The Company is also connected to Canada by way of its board composition. This evolving industrial policy is resulting in benefits to the Company as a result of its connection to Canada and the U.S., including the prospect of tax incentives. However, the Company may also have to manage the more restrictive aspects of this increased government involvement, including the New Investment Canada Act (“ICA”) Policy, which may result in limitations on the extent to which the Company will be able to undertake business operations with certain parties and limitations on ownership and influence of certain parties in its business. Most recently, the Government of Canada has made certain divestiture orders relating foreign investments, both within and outside of Canada, by State owned enterprises in Canadian lithium companies. The Company had and intends to continue to fully comply with legislation and policies in all jurisdictions where it operates. At this time, the Company does not believe that any of these steps will result in a substantive adverse change to its business or operations, but does expect that over time they may potentially constrain its ability to undertake business opportunities with actors from certain countries.

The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed.

The development projects and operations of the Company require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits, the requirements of such permits, third-party challenges to such permits, delays in the permitting process or the inability to obtain such permits may hinder or delay the Company’s ability to operate and could have a material effect on the Company’s financial performance and results of operations. The Company is focused on a proactive approach and early request for such licenses and permits, but there can be no guarantee that the Company will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its projects, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. The Company endeavors to be in compliance with these licenses and permits, and the underlying laws and regulations, at all times.

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The Company may be subject to sudden tax changes, which can have a material adverse effect on profitability.

The Company may be subject to sudden tax changes, which can have a material adverse effect on profitability. The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the United States, Brazil, or any of the countries in which the Company’s operations or business is or will be located, could result in an increase in taxes, or other governmental charges, duties or impositions, ceasing of the Company's current tax incentives and deductions, an unreasonable delay in the refund of certain taxes owing to the Company or the application of unfavorable currency controls on the repatriation of profits. No assurance can be given that new tax or foreign exchange laws, rules or regulations will not be enacted or that existing such laws, rules or regulations will not be changed, interpreted or applied in a manner that could result in the Company’s profits being subject to additional taxation, result in the Company not recovering certain taxes on a timely basis, be refunded at reasonably equivalent value as at the time paid, or restricting the manner in and efficiency with which the Company manages its cash balances, or at all, or that could otherwise have a material adverse effect on the Company.

Risks Related to Share Ownership

The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future.

The Company has not paid dividends since incorporation and does not intend to declare or pay any cash dividends in the foreseeable future. The Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors, including the Company’s operating results, financial condition and anticipated cash needs.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control and the Company may be subject to securities litigation as a result.

The market price of publicly traded shares, especially of a resource issuer such as the Company, is affected by many variables outside of the Company’s control and are not necessarily related to exploration or operational successes or failures of the Company. Factors such as general market conditions for resource issuers, the strength of the economy generally, the availability and attractiveness of alternative investments, and analysts’ recommendations may all contribute to volatility in the price of the Common Shares, which are not necessarily related to the operating performance, underlying asset values or prospects of the Company. Investors could suffer significant losses if the Common Shares are depressed or illiquid when an investor seeks liquidity. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Company may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

In recent years, publicly traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of the Company management and the Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Board, this could adversely affect the Company’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability, and ability to attract and retain qualified personnel.

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If securities analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline.

The trading market for the Company’s Common Shares depends, in part, on the research and reports that securities or industry analysts publish about the Company or its business. The Company does not have any control over these reports. If one or more of the analysts who cover the Company downgrade its stock or publish inaccurate or unfavorable research about its business, the price of the Company’s Common Shares could decline. In addition, if the Company’s results of operations fail to meet the forecast of analysts, the price of its Common Shares could decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, demand for Common Shares could decrease, which might cause the price and trading volume of Common Shares to decline. In addition, activist short sellers may publish misleading “short reports”, which may also negatively impact the price of the Common Shares and may influence negative disclosure in social media or other online platforms.

The Company will have broad discretion over the use of the net proceeds from offerings of securities.

While information regarding the use of proceeds from the sale of Common Shares or other securities will be described in the applicable prospectus supplement, the Company will have broad discretion over the use of the net proceeds from offerings of its securities. Because of the number and variability of factors that will determine the use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. Purchasers may not agree with how the Company allocates or spends the proceeds from an offering of its securities. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Common Shares, and that may increase losses.

There is no guarantee that the Common Shares will earn any positive return in the short term or long term.

A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, requiring its management to devote substantial time to United States public company compliance efforts.

As a public company in the United States, the Company incurs additional legal, accounting, securities, reporting and other expenses. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of its senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If the Company’s efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer liability insurance, and it will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.

In addition to the Canadian securities laws requirements to which the Company has already been subject, U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”) requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), the Company is required to furnish a report by its management on its internal control over financial reporting (“ICFR”), which must be accompanied by an attestation report on ICFR issued by the Company’s independent registered public accounting firm.

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In previous reporting periods, management of the Company has reported material weaknesses in the Company’s internal controls. Further, as noted in the Company’s annual MD&A, material weaknesses in its internal control over financial reporting were determined to exist as of December 31, 2025. The Company’s management, including its chief executive officer and chief financial officer, concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025 due to the presence of these material weaknesses. Although the Company is actively taking steps to remediate these weaknesses, there remains a risk that these material weaknesses create a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Please refer to the Company’s annual MD&A for the year ended December 31, 2025 for a more detailed discussion on this matter.

In the event that the Company is not able to remediate the material weaknesses or is otherwise not able to demonstrate compliance with the Sarbanes-Oxley Act, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, the Company could be subjected to litigation or investigations requiring management resources and payment of legal and other expenses and investors may lose confidence in the Company’s operating results and the price of its Common Shares may decline. In addition, if the Company is unable to continue to meet these requirements, it may not be able to remain listed on the Nasdaq.

If the Company does not maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC, inappropriately designed or ineffective controls could result in inaccurate financial reporting.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, recorded and reported and assets are safeguarded against unauthorized or improper use. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Management of the Company has identified material weaknesses in Company’s internal controls over the last 5 reporting periods. Although the Company is actively taking steps to remediate these weaknesses, there remains a risk that these material weaknesses create a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Please refer to the Company’s annual MD&A for the year ended December 31, 2025 for a more detailed discussion on this matter.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

The Company is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in accordance with Canadian disclosure requirements. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on a timely basis when its officers, directors and principal shareholders purchase or sell Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

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In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements the Company is not following and describe the Canadian practices it follows instead. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements. If the Company ceases to qualify as a foreign private issuer, it will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase its costs of being a public company in the United States.

The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the current profile of the Company’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Company believes that it was likely a PFIC for the 2025 taxable year. While it has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Company will not be a PFIC for the current or future taxable years. If the Company is characterized as a PFIC, the Company’s shareholders who are U.S. holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Common Shares as ordinary income, rather than as capital gain.

General Risks

The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition, and stock price.

The military conflict in Ukraine and in the Middle East, and other global conflicts, could lead to heightened volatility in the global markets, increased inflation, and turbulence in commodities markets. In response to Russian military actions in Ukraine, several countries (including Canada, the United States and certain allies) have imposed economic sanctions and export control measures, and may impose additional sanctions or export control measures in the future, which have and could in the future result in, among other things, severe or complete restrictions on exports and other commerce and business dealings involving Russia, certain regions of Ukraine, and/or particular entities and individuals. While the Company does not have any direct exposure or connection to Russia or Ukraine, as the military conflict is a rapidly developing situation, it is uncertain as to how such events, events in the Middle East, and other global conflicts, and any related economic sanctions could impact the global economy and commodities markets. Any negative developments in respect thereof could have a material adverse effect on the Company’s business, operations, or financial condition.

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest.

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the Ontario Business Corporations Act, directors who have a material interest in any person who is a party to a material contract or transaction, or a proposed material contract or transaction, with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract or transaction. Additionally, the CEO and certain directors are actively involved with A10 Fund, a significant shareholder of the Company, which may give rise to conflicts of interest. Any perceived or actual conflicts of interest may result in adverse consequences for the Company and the value of its securities.

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The Company has a major shareholder which owns 42.77% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares.

To the Company’s knowledge, A10 Fund holds approximately 42.77% of the outstanding Common Shares (As of December 31, 2025). For as long as it directly or indirectly maintains a significant interest in the Company, A10 Fund may be in a position to affect the Company’s governance and operations. As a result of its shareholdings, the A10 Fund has the ability, among other things, to approve significant corporate transactions and delay or prevent a change of control of the Company that could otherwise be beneficial to minority shareholders. The A10 Fund generally will have the ability to control the outcome of any matter submitted for the vote or consent of the Company’s shareholders. In some cases, the interests of the A10 Fund may not be the same as those of the other minority shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or minority shareholders. The effect of this influence may be to limit the price that investors are willing to pay for Common Shares.

In addition, the potential that the A10 Fund may sell Common Shares in the public market or in private transactions, as well as any actual sales of Common Shares in the public market or in private transactions, could adversely affect the market price of the Common Shares.

As the Company is a Canadian corporation but many of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgments obtained in the United States.

The Company was incorporated under the laws of Canada, and is continued in accordance with the laws of Ontario, but a majority of its directors and officers are not citizens or residents of Canada. In addition, a substantial part of the Company’s assets is located outside Canada. As a result, it may be difficult or impossible for an investor to (i) enforce judgments against the Company and its directors and officers outside of Canada which may have been obtained in Canadian courts or (ii) initiate court action outside Canada against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise.

The majority of the Company’s assets and all or a substantial portion of the assets of its directors and officers may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

In addition, in the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts. The Company's ability to enforce its rights in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

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The Company is governed by the Ontario Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than the U.S. corporate laws and U.S. securities laws.

The Company is governed by the Ontario Business Corporations Act and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Company’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. For example, the material differences between the OBCA and the Delaware General Corporation Law (the “DGCL”), the applicable statutory regime for many U.S. companies, that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions that require a special resolution (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Company’s articles) the OBCA generally requires a two-thirds majority vote by shareholders, whereas the DGCL generally requires only a majority vote; and (ii) under the OBCA, holders of 5% or more of the Company’s Common Shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

The Company is subject to risks associated with its information technology systems and cyber-security.

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or other companies with which it does business could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

SUMMARY OF THE 2025 TECHNICAL REPORT

Set out below and up to, but excluding the Emerging Market Disclosure, is an extract from the 2025 Technical Report dated March 31, 2025, with an effective date of January 15, 2025, prepared by Marc-Antoine Laporte, P.Geo, William van Breugel, P. Eng., Johnny Canosa, P. Eng., and Joseph Keane, P. Eng. (the “TR Qualified Persons”). Reference should be made to the full text of the 2025 Technical Report, which is the current technical report on Sigma Lithium’s operations, is available on the Company’s website at https://sigmalithiumcorp.com/ or at the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and is incorporated by reference into this AIF.

All statements in the summary below are as of the effective date of the 2025 Technical Report.

Property Description and Location

The Project is in northeastern Minas Gerais State, in the municipalities of Araçuaí and Itinga, approximately 25 km east of the town of Araçuaí and 600 km northeast of Belo Horizonte.

The Project is comprised of four properties held by SMSA and is divided into the Northern Complex (the Grota do Cirilo, Genipapo and Santa Clara properties) and the Southern Complex (the São José property).

The Project consists of 29 mineral rights, which include mining concessions, applications for mining concessions, exploration permits and applications for mineral explorations authorizations, spread over 185 km2, and includes nine past producing lithium mines and 11 first-priority exploration targets. Granted mining concessions are in good standing with the Brazilian authorities.

To support Sigma’s exploration and development activities within the Grota do Cirilo property, SMSA has entered into surface lease agreements with three related party companies: Arqueana, Miazga and Tatooine, as well as with third-party surface owners in the Project area. There are no conditions limiting the access to the land by SMSA. SMSA has a mining easement (Servidão Mineral) with a total of 413.3 hectares and aims to cover the areas of waste and tailings piles, production plant, all access roads (internal), electrical substation, installation of fueling station and support structures. The Servidão Mineral was published in the Official Gazette of the Federal Government. It contemplates the mining and processing activities of the Xuxa deposit and processing plant (ANM Process No. 824.692/1971).

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The Brazilian Government levies a Compensação Financeira pela Exploração de Recursos Minerais (CFEM) royalty of 2% on mineral production. The Project is also subject to a third-party net smelter return (NSR) royalty of 1%.

To the extent known to the QPs, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the Project that have not been discussed in this Report.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Project is easily accessible from federal Highway BR-367, which runs through the northern part of the Project. Within the Project area, accessibility is provided by municipal roads. A municipal airport services the town of Araçuaí for private flights. The closest major domestic airports are located at the municipality of Vitória da Conquista, 273 km east of the Project and at the municipality of Montes Claros, 329 km west of the Project.

The project area has a Central Brazil Tropical climate, ranging from semi-arid to semi-humid, with more significant rainfall during the summer months and average temperatures consistently above 20°C throughout the year. Mining operations and exploration are usually conducted year-round, but can be interrupted by short-term rainfall events.

Mining operations have been previously conducted in the Project area. Existing infrastructure includes power supply and substation, an extensive office block equipped with internet and telephones, dining hall and kitchen, workshop, on-site laboratory and sample storage building, warehouse and a large store, a fuel storage facility with pumping equipment, and a water pumping facility from the Jequitinhonha River with its reservoir. The main 138 kV transmission line from the Irape hydro power station runs through the northern part of the Project area. The towns of Araçuaí and Itinga can supply certain services. Other services may be sourced from Belo Horizonte or São Paulo.

The project is located within the Jequitinhonha Depression, a geomorphological unit shaped predominantly by the erosive activity of the Jequitinhonha River and its tributaries. These watercourses have incised through the schists of the Salinas Formation and other surrounding rock types, resulting in a landscape evolution characterized by a flattened relief with gently sloping, convex hillsides, broad, rounded hilltops, and fluvial plains composed of sandy and clayey sediments derived from the erosion of upstream source areas.

History

Exploration and mining activities prior to Sigma’s project interest were conducted by Companhia Estanìfera do Brazil (CEBRAS), Arqueana Minérios e Metais (Arqueana), Tanex Resources plc (Tanex; a subsidiary of Sons of Gwalia Ltd (Sons of Gwalia)), and RI-X Mineração S.A. (RI-X). CEBRAS produced a tin/tantalite concentrate from open pit mines from 1957 to the 1980s. Arqueana operated small open pit mines from the 1980s to the 2000s, exploiting pegmatite and alluvial gravel material for tin and tantalite. Tanex Resources obtained a project interest from Arqueana, and undertook channel sampling, air-track, and reverse circulation (RC) drilling. The Project was subsequently returned to Arqueana. In 2012, RI-X obtained a controlling interest in Arqueana, and formed a new subsidiary company to Arqueana called Araçuaí Mineração whose name was later changed to SMSA. SMSA completed mapping, data compilation, a ground magnetic survey, channel sampling, and HQ core drilling. A heavy mineral separation (HMS) pilot plant was built during 2014–2015. Lithium-specific mining activities were conducted over at least five deposits in the Northern Complex, and four deposits in the Southern Complex.

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In 2017 Sigma purchased a dense media separation (DMS) unit to produce a 5.5% Li2O lithium oxide concentrate.

Sigma has completed ground reconnaissance, satellite image interpretation, geological mapping, channel and chip sampling, trenching, core drilling, Mineral Resource and Mineral Reserve estimation, and a feasibility study. Sigma initially focused on a geological assessment of available field data to prioritize the 200 known pegmatites that occur on the various properties for future evaluation. A ranking table that highlighted pegmatite volume, mineralogy and Li2O and Ta2O5 grade was established. Within the more prospective areas, Sigma concentrated its activities on detailed geological and mineralogical mapping of historically mined pegmatites, in particular, on the larger pegmatites.

Sigma began mining in the Xuxa open pit in April 2023 and, as of December 2024, Sigma’s production volume totaled 342.7kt of lithium oxide concentrate. At the end of 2024, Sigma began procurement for the commencement of Phase 2 construction.

Geological Setting and Mineralization

The pegmatites in the Project area are classified as lithium–cesium–tantalum or LCT types. The Project area lies in the Eastern Brazilian Pegmatite Province (EBP) that encompasses a very large region of about 150,000 km2, stretching from the state of Bahia to Rio de Janeiro state.

The pegmatite swarm is associated with the Neoproterozoic Araçuaí orogeny and has been divided into two main types: anatectic (directly formed from the partial melting of the country rock) or residual pegmatite (fluid rich silicate melts resulting from the fractional crystallization of a parent magma). The pegmatites in the Project area are interpreted to be residual pegmatites and are further classified as LCT types.

Pegmatite bodies are typically hosted in a grey biotite–quartz schist and form bodies that are generally concordant with the schist foliation but can also cross-cut foliation. The dikes are sub-horizontal to shallow-dipping sheeted tabular bodies, typically ranging in thickness from a few metres up to 40 m or more, and display a discontinuous, thin, fine-grained chilled margin. Typical pegmatite mineralogy consists of microcline, quartz, spodumene, albite and muscovite. Spodumene typically comprises about 28–30% of the dike, microcline and albite around 30–35%, and white micas about 5–7%. Locally, feldspar and spodumenes crystals can reach as much as 10–20 cm in length. Tantalite, columbite and cassiterite can occur in association with albite and quartz. The primary lithium-bearing minerals are spodumene and petalite. Spodumene can theoretically contain as much as 3.73% Li, equivalent to 8.03% Li2O, whereas petalite, can contain as much as 2.09% lithium, equivalent to 4.50% Li2O.

Features of the pegmatites where mineral resources have been estimated include:

•	Xuxa:

foliation concordant, strikes northwest–southeast, dips to the southeast at 40º to 45º, and is not zoned. The strike length is 1,700 m, averages 12–13 m in thickness and has been drill tested to 259 m in depth. Xuxa remains open to the west, east, and at depth.

•	Barreiro:

foliation discordant, strikes northeast–southwest, dips to the southeast at 30º to 35º, and is slightly zoned with a distinct spodumene zone as well as an albite zone. The pegmatite is about 600 m long (strike), 30–35 m wide, and 800 m along the dip direction. Barreiro remains open to the northeast and at depth.

•	Murial:

foliation discordant, strikes north–south, and has a variable westerly dip, ranging from 25º to 75º. The strike length is about 750 m, with a thickness of 15–20 m, and the down-dip dimension is 200 m. The pegmatite is zoned with a spodumene-rich intermediate zone and a central zone that contains both spodumene and petalite. The southern section of the pegmatite has lower lithium tenors than the norther portion of the dike. Murial remains open to the west, east, and at depth.

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•	Lavra do Meio:

foliation concordant, strikes north–south, dips 75º–80º to the east. The strike length is 300 m with an average thickness of 12–15 m and a down-dip distance of 250 m. The pegmatite is zoned and contains both spodumene and petalite and remains open at depth.

•	Nezinho do Chicão:

The pegmatite body strikes nearly north-south (020º) and dips at 40-75º to the southeast. The dike is about 1,600 m long, 200 m down-dip and 20-30 m thick. It remains open to the north, south and at depth. The NDC pegmatite is a high-grade mix of spodumene and petalite with a variable ratio depending on the thickness of the zone.

Exploration

The development of the Project started in the second quarter of 2012, focusing on a geological assessment of available field data to prioritize the 200 known pegmatites that occur on the various properties for future evaluation. A ranking table that highlighted pegmatite volume, mineralogy and Li2O and Ta2O5 grade was established.

Within the more prospective areas, Sigma concentrated its activities on detailed geological and mineralogical mapping of historically mined pegmatites, in particular, on the larger pegmatites, Xuxa and Barreiro. These dikes were channel sampled and subsequently assessed for their lithium, tantalum and cassiterite potential. This work was followed by bulk sampling, drilling and metallurgical test work. In the southern complex area, Sigma geologists have visited sites of historical workings, and undertaken reconnaissance mapping and sampling activities. The Lavra Grande, Samambaia, Ananias, Lavra do Ramom and Lavra Antiga pegmatites were mined for spodumene and heavy minerals, and in some cases gem-quality crystals were targeted. These pegmatites are considered to warrant additional work.

Drilling

Drilling completed by Sigma as of the 18th January 2024 across the Project area consists of 647 core holes totalling 131,982 m. To date, this drilling has concentrated on the Grota do Cirilo pegmatites. Drilling was completed using HQ core size (63.5 mm core diameter) in order to recover enough material for metallurgical testing. Drill spacing is variable by pegmatite, but typically was at 50 m with wider spacing at the edges of the drill pattern. Drill orientations were tailored as practicable to the strike and dip of the individual pegmatites. The drill hole intercepts range in thickness from approximately 85–95% of true width to near true width of the mineralization.

All core was photographed. Drill hole collars were picked up in the field using a Real Time Kinematic (RTK) global positioning system (GPS) instrument with an average accuracy of 0.01 cm. All drill holes were down-hole surveyed by Sigma personnel using the Reflex EZ-Track and Reflex Gyro instruments. Calibrations of tools were completed every year since 2017.

Sampling intervals were determined by the geologist, marked and tagged based on lithology and mineralization observations. The typical sampling length was 1 m but varied according to lithological contacts between the mineralized pegmatite and the host rock. In general, 1-2 m host rock samples were collected from each side that contacts the pegmatite.

Sigma conducted HQ drilling programs in 2014, 2017, 2018, 2020, 2021, 2022 and 2023 on selected pegmatite targets. The drill programs have used industry-standard protocols that include core logging, core photography, core recovery measurements, and collar and downhole survey measurements.

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There are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results in any of the drill campaigns.

Drill results from Grota do Cirilo property support the Mineral Resource and Mineral Reserve (MRMR) estimates.

Sample Preparation, Analyses and Security

The protocols used by SMSA for core handling, logging and sampling are considered to represent acceptable industry standards.

SMSA use commercial laboratories for their sample analysis. The laboratories used are ISO/IEC 17025 accredited and all laboratories used are independent of SMSA.

SMSA has a robust quality assurance quality control (QAQC) program utilising standards, blanks, coarse duplicates, pulp duplicates and check assays. The QAQC program has been reviewed by SGS and found to be acceptable by industry standards.

Overall, the QP is confident that the system is appropriate for the collection of data suitable for a Mineral Resource estimate and can support Mineral Reserve estimates and mine planning.

Data Verification

SGS conducted site visits in 2017, 2018, 2021, 2022, 2023 and 2024, During those visits, the QP reviewed the exploration methods used by SMSA, the field conditions, the position of the drill hole collars, the core storage and logging facilities and the different exploration targets.

SGS has validated the drillhole database, the QAQC program and core sampling control and chain of custody. SGS is of the opinion that these databases and systems are acceptable by industry standards.

In 2017 SGS conducted a witness sampling campaign to validate the assays within the drillhole database. The results showed the difference in grade between the original samples and the witness samples was not statistically significant.

Following the data verification process and QA/QC review, the QP is of the opinion that the sample preparation, analysis and QA/QC protocol used by SMSA for the Project follow generally accepted industry standards and that the Project data is of a sufficient quality.

Mineral Processing and Metallurgical Testing

Xuxa

Drill core samples from the Xuxa deposit were processed at the SGS Lakefield facility in 2018 and 2022, samples from the Barreiro deposit were tested between November 2020 and May 2021, and samples from the Nezinho do Chicão deposit in 2022. Work conducted on the Xuxa deposit samples included comminution, heavy liquid separation (HLS), REFLUX™ classifier, dense media separation (DMS) and magnetic separation. The Barreiro deposit test work program included sample characterization, grindability testing, HLS and DMS metallurgical test work. The Nezinho do Chicão deposit test work program included sample characterization, mineralogical analyses, HLS, DMS, and magnetic separation.

Drill core samples were selected and combined into six variability (Var) samples for a test work program comprising of mineralogical analyses, grindability, HLS, REFLUX™ classifier, DMS, and magnetic separation testing. Flowsheets for lithium beneficiation were developed in conjunction with the test work. The goal was to produce lithium oxide concentrate grading a minimum 6% Li2O and maximum 1% Fe2O3 while maximizing lithium recovery.

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Four HLS tests, at four crush sizes (15.9 mm, 12.5 mm, 9.5 mm, and 6.3 mm) were carried out on each of the six variability samples to evaluate the recovery. The 9.5 mm crush size was selected as the optimum crush size for DMS test work, as it resulted in the highest lithium recovery with minimal fines generation.

The DMS variability samples were each crushed to -9.5 mm and screened into four size fractions: coarse (-9.5 mm/+6.3 mm), fines (-6.3 mm/+1.7 mm), ultrafines (-1.7 mm/+0.5 mm) and hypofines (-0.5 mm). The coarse, fines and ultrafines fractions of each variability sample were processed separately for lithium beneficiation. The REFLUX™ classifier (RC) test work was carried out with a RC-100 unit for mica rejection from the fines and ultrafines fractions only. This test work was conducted at FLSmidth’s Minerals Testing and Research Center in Utah, USA.

The coarse, fines and ultrafines RC underflow streams of each variability sample were processed separately through DMS. The DMS concentrate from each fraction underwent dry magnetic separation at 10,000 gauss.

The DMS test work flowsheet for the coarse and fines fractions included two passes through the DMS; the first at a lower specific gravity (SG) cut-point (~2.65) to reject silicate gangue and the second pass at a higher SG cut-point (ca. ~2.90) to generate lithium oxide concentrate. The coarse DMS middlings were re-crushed to -3.3 mm and a two stage HLS test was conducted. The ultrafines DMS test work flowsheet included both a single pass and a double pass DMS circuit at a high SG cut-point (~2.90) to generate lithium oxide concentrate.

The DMS test results demonstrated the ability to produce lithium oxide concentrate with >6% Li2O in most of the tests. Based on the test work results, a lithium recovery of 60.4% was selected for plant design.

Barreiro

Four variability and one composite sample were tested for Barreiro, with the goals of the program to provide preliminary process information on the metallurgical performance of mineralized material from the Barreiro deposit. The test work program was developed based on the flowsheet developed for the Xuxa deposit. The aim of the test work program was to produce chemical grade lithium oxide concentrate (>6% Li2O) with low iron content (<1% Fe2O3), while maximizing lithium recovery.

Two sets of HLS tests were undertaken. The first set was conducted using the Composite to test optimal crush size (i.e., top size of 15.9 mm, 12.5 mm, 10.0 mm, and 6.3 mm). HLS tests were then performed on each variability sample at the optimum crush size. The fine fraction (i.e., -0.5 mm) was screened out from each sub-sample and the oversize fraction was submitted for HLS testing. A crush size of -10 mm was determined to be optimal and variability HLS testing was undertaken at this crush size. Interpolated stage recoveries (6% Li2O concentrate) for the four variability samples ranged from 56.0% to 77.3%.

In all four variability samples, HLS tests produced >6% Li2O lithium oxide concentrate with low iron content (<1.0% Fe2O3).

Pilot-scale DMS test work was operated on the composite sample. Dry magnetic separation was undertaken on the DMS feed. DMS test work results showed combined lithium oxide concentrate grade of 6.11% Li2O and stage recovery of 59.5% for a global recovery of 50.9%.

Nezinho do Chicão

Three variability samples and one composite sample were tested for Nezinho do Chicão (NDC), with the goal of the program to provide process information on the metallurgical performance of mineralized material from the NDC deposit. The test work program was developed based on the flowsheet developed for the Barreiro deposit. The aim of the test work program was to produce chemical grade lithium oxide concentrate (>5.5% Li2O) with low iron content (<1% Fe2O3), while maximizing lithium recovery.

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HLS tests were undertaken across four different crush sizes (i.e., top size of 15.9 mm, 12.5 mm, 9.5 mm, and 6.3 mm) to determine the optimum crush size, for each ore (high grade, medium grade and low grade). The fine fraction (i.e., -0.5 mm) was screened out from each sub-sample and the oversize fraction was submitted for HLS testing. A crush size of -9.5mm was determined to be optimal and variability HLS testing was undertaken at this crush size. Interpolated stage recoveries (5.5% Li2O concentrate) for the three variability samples ranged from 58.7% to 61.4%, and the master composite a nominal 57.8%, for the 9.5mm crushed process step 1.54% Li2O head grade.

Pilot-scale DMS test work was operated on the composite sample. Dry magnetic separation was undertaken on the DMS feed. DMS test work results showed combined lithium oxide concentrate grade with petalite 5.50% Li2O and stage recovery of 58.7% for a global recovery of 50.6%.

Lavra do Meio, Maxixe and Tamboril Test Work

Four combined variability samples were tested for Lavra do Meio, Maxixe and Tamboril, with the goal of the program to provide process information on the metallurgical performance of mineralized material from the deposits. The test work program was developed based on the flowsheet developed for the NDC deposit. The aim of the test work program was to produce chemical grade lithium oxide concentrate (>5.5% Li2O) with low iron content (<1% Fe2O3), while maximizing lithium recovery.

HLS tests were undertaken across four different crush sizes, namely 9.5mm to 6.35mm, 6.35mm to 4.00mm, 4.00mm to 1.7mm and 1.7mm to 0.5mm to determine the optimum crush size, for each sample (high grade, medium grade, low grade and high schist).

The material from Lavra do Meio, Maxixe and Tamboril displayed a high content of petalite, between 40.3% in the medium grade sample to 59% in the low grade sample. The DMS test work showed an overall average concentrate of 5.2% spodumene at a recovery of 33.9% and an average petalite concentrate of 2.87% with a recovery of 15.5%, for a total average recovery of 49.4% Li2O.

The concentrate had a high Fe2O3 content, which was determined to be the result of biotite from the schist reporting to the lithium oxide concentrate.

Murial Test Work

Four combined variability samples were tested for Murial, namely a high grade, medium grade, low grade and high schist sample. The aim of the test work was to produce chemical grade lithium oxide concentrate (>5.5% Li2O) with low iron content (<1% Fe2O3), while maximizing lithium recovery.

HLS tests were undertaken across four different crush sizes, namely 9.5mm to 6.35mm, 6.35mm to 4.00mm, 4.00mm to 1.7mm and 1.7mm to 0.5mm to determine the optimum crush size, for each sample.

The Murial samples displayed a negligible petalite content and the DMS test work produced a Li2O concentrate of 5.3% with an average recovery of 49.2% Li2O. The iron content was within acceptable limits below 1% Fe2O3.

Mineral Resource Estimates

Mineral Resources for the Grota do Cirilo project were estimated using a computerised resource block model. Three-dimensional wireframe solids of the mineralisation were defined using drill hole Li2O analytical data.

Data were composited to 1 m composite lengths, based on the north–south width of the block size defined for the resource block model. Compositing starts at the schist-pegmatite contact. No capping was applied on the analytical composite data. The Xuxa model used a 5 m x 3 m x 5 m block size and while the Barreiro, Murial, Lavra do Meio, Nezinho do Chicão, Maxixe, Tamboril and Elvira models used a 5 m x 5 m x 5 m block. Average densities were applied to blocks, which varied by pegmatite, from 2.65 t/m3 at Lavra do Meio to 2.71 t/m3 at Barreiro.

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Variography was undertaken for Xuxa, Barreiro, NDC and Murial models and the projection and Z-axis rescaling were done according to the mineralization orientation.

The grade interpolation for the Xuxa, Barreiro, NDC and Murial resource block models were completed using ordinary kriging (OK). The Lavra do Meio, Maxixe, Tamboril and Elvira models were estimated using an inverse distance weighting to the second power (ID2) methodology. The interpolation process was conducted using three successive passes with more inclusive search conditions from the first pass to the next until most blocks were interpolated.

For the 2025 MRE the resources for NDC, Tamboril, Maxixe and LDM are presented in a single table, as they are constrained in a single pit for the purposes of estimating reasonable prospects for eventual economic extraction.

The estimates and models were validated by statistically comparing block model grades to the assay and composite grades, and by comparing block values to the composite values located inside the interpolated blocks. The estimates were considered reasonable.

Mineral Resources are classified into Measured, Indicated and Inferred categories. The Mineral Resource classification is based on the density of analytical information, the grade variability and spatial continuity of mineralization.

Conceptual economic parameters were used to assess the reasonable prospects of eventual economic extraction. A series of economic parameters were estimated to represent the production cost and economic prospectivity of an open pit and underground mining operation in Brazil and came either from SGS Canada or SMSA. These parameters are believed to be sufficient to include all block models in future open pit and underground mine planning.

The combined mineral resource estimate for the Grota do Cirilo project is reported in Table 1 1, while the individual MREs for the different pegmatites are reported in Table 1-2 to Table 1-6 using a 0.3% Li2O cut-off for open pit and a 1.0% Li2O cutoff for underground. The Mineral Resource estimates are constrained by the topography and are based on the conceptual economic parameters. All Mineral Resource Estimates have an effective date of the 15th January 2025. The QP for the estimates is Mr. Marc-Antoine Laporte, P.Geo., an SGS employee.

Table 0-1: Grota do Cirilo Complete Mineral Resource Estimate 15th January 2025

Cut-off Grade Li2O (%)	Category	Tonnage (Mt)	Average Grade Li2O (%)	LCE (Kt)
0.3 (Pit) 1.0 (UG)	Measured	45.8	1.39	1,575
0.3 (Pit) 1.0 (UG)	Indicated	47.4	1.40	1,643
	Measured + Indicated	93.2	1.40	3,222
0.3 (Pit) 1.0 (UG)	Inferred	13.7	1.36	459

Notes to accompany Mineral Resource tables:

1.	Mineral Resources have an effective date of the 15th January, 2025 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS employee.

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2.	All Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.
3.	Mineral Resources are reported assuming open pit mining methods, and the following assumptions: lithium concentrate (6% Li2O) price of US$800/t, mining costs of US$2.2/t for mineralization and waste, crushing and processing costs of US$10.7/t, general and administrative (G&A) costs of US$4/t, concentrate recovery of 60%, 2% royalty payment, pit slope angles of 55º, and an overall cut-off grade of 0.3% Li2O.
4.	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.
5.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to a Measured and Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
6.	The results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.
7.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Table 0-2: NDC Deposit Mineral Resource Estimate

CUT-OFF GRADE LI2O (%)	CATEGORY	TONNES (MT)	AVERAGE GRADE LI2O (%)	CONTAINED LCE (KT)
0.3	Measured	5.4	1.35	180
0.3	Indicated	32.9	1.42	1,155
0.3	Measured + Indicated	38.3	1.41	1,335
0.3	Inferred	2.4	1.16	69

Table 0-3: Murial Deposit Mineral Resource Estimate

CUT-OFF GRADE LI2O (%)	METHOD	CATEGORY	TONNAGE (MT)	AVERAGE GRADE LI2O (%)	LCE (KT)
0.3	Open Pit	Measured	10.7	1.26	333
0.3	Open Pit	Indicated	1.6	1.06	42
1.0	UG	Measured	1.8	1.51	67
1.0	UG	Indicated	0.5	1.50	19
		Measured + Indicated	14.6	1.28	466
0.3	Open Pit	Inferred	1.5	1.31	49
1.0	UG	Inferred	0.6	1.45	22
		Inferred	2.1	1.35	71

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Table 0-4: Xuxa Deposit Mineral Resource Estimate

CUT-OFF GRADE LI2O (%)	METHOD	CATEGORY	TONNAGE (MT)	AVERAGE GRADE LI2O (%)	LCE (KT)
0.3	Open Pit	Measured	8.2	1.59	322
0.3	Open Pit	Indicated	3.8	1.55	146
1.0	UG	Measured	0.2	1.35	7
1.0	UG	Indicated	2.5	1.41	87
		Measured + Indicated	14.7	1.55	562
0.3	Open Pit	Inferred	1.5	1.63	60
1.0	UG	Inferred	1.8	1.57	70
		Inferred	3.3	1.60	130

Table 0-5: Barreiro Deposit Mineral Resource Estimate

CUT-OFF GRADE LI2O (%)	CATEGORY	TONNAGE (T)	AVERAGE GRADE LI2O (%)	LCE (KT)
0.3	Measured	19.5	1.38	665
0.3	Indicated	6.1	1.29	195
0.3	Measured + Indicated	25.6	1.36	861
0.3	Inferred	3.8	1.38	130

Table 0-6: Elvira Deposit Mineral Resource Estimate

CUT-OFF GRADE LI2O (%)	CATEGORY	TONNAGE (MT)	AVERAGE GRADE LI2O (%)	LCE (KT)
0.3	Measured	-	-	-
0.3	Indicated	-	-	-
0.3	Measured + Indicated	-	-	-
0.3	Inferred	2.1	1.16	60.2

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Factors that can affect Grota do Cirilo Mineral Resource estimates include but are not limited to:

•	Changes to the modelling method or approach.
•	Changes to geotechnical assumptions, in particular, the pit slope angles.
•	Changes to any of the social, political, economic, permitting, and environmental assumptions considered when evaluating reasonable prospects for eventual economic extraction.
•	Mineral Resource estimates can also be affected by the market value of lithium and lithium compounds.

Mineral Reserve Estimates

The combined mineral reserve estimate for the Grota do Cirilo project is reported in Table 1-7, while the individual reserves for the different pegmatites are reported in Table 1-8 to Table 1-12.

Table 0-7: Sigma Consolidated Mineral Reserves Grota do Cirilo Project

Sigma Consolidated Mineral Reserve
Classification	Tonnage (Mt)	Li2O(%)	LCE(Kt)
Proven	39.9	1.33	1,314
Probable	36.4	1.28	1,157
Total	76.4	1.29	2,434

Notes to accompany Mineral Resource table

1.	Mineral Reserves were estimated using Geovia Whittle 4.3 software and following the economic parameters listed below:
2.	Sale price for Lithium concentrate at 5.5% Li2O = US$1,150/t concentrate FOB mine gate.
3.	Exchange rate US$1.00 = R$5.00.
4.	Mining costs: US$2.20/t/US$50 mined.
5.	Processing costs: US$10.70/t ore milled.
6.	G&A: US$4.00/t ROM (run of mine).
7.	Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources.
8.	97% Mine Recovery
9.	Final slope angles based on geotechnical considerations presented in Section 16.
10.	Strip ratios based on individual mining parameters
11.	The Qualified Person for the estimate is William van Breugel, P.Eng., an SGS associate

Table 0-8: Xuxa Mineral Reserves

Sigma Xuxa Mineral Reserves
Classification	Method	Tonnage (Mt)	Li2O(%)	LCE(Kt)
Proven	Open Pit	7.9	1.55	303
Proven	UG	1.3	1.15	37
Probable	Open Pit	3.2	1.55	123
Total		12.4	1.51	462

Table 0-9: Barreiro Mineral Reserves

Sigma Barreiro Mineral Reserves
Classification	Tonnage (Mt)	Li2O(%)	LCE(Kt)
Proven	16.9	1.38	577
Probable	4.8	1.29	153
Total	21.8	1.36	730

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Table 0-10: NDC-LDM Mineral Reserves

Sigma NDC-LDM Reserves
Classification	Tonnage (Mt)	Li2O(%)	LCE(Kt)*
Proven	4.8	1.29	153
Probable	27.1	1.27	851
Total	31.9	1.27	1,002

Table 0-11: Murial Mineral Reserves

Sigma Murial Reserves
Classification	Tonnage (Mt)	Li2O(%)	LCE(Kt)*
Proven	9.0	1.10	245
Probable	1.2	0.87	26
Total	10.2	1.07	270

Mining Operations

Xuxa

Xuxa is an operating mine and commenced production in April 2023. It is currently operating as an open pit mine, with a mine life of eight years, with an underground component adding a further six years to the mine life.

Barreiro

The mine layout and operation are based on the following criteria:

•	A single open pit on the Barreiro pegmatite
•	Low height mineralized material benches to reduce mine dilution and maximize mine recovery
•	Pre-splitting of the mineralized material to reduce mine dilution
•	Elevated inter-ramp angles for the waste to reduce strip ratio The basis for the scheduling includes:
•	Pit wall pre-stripping the pit to liberate mineralized material
•	Pit push-backs in years 4 to 6 to expand and allow deepening of the pit
•	Mining at a rate of 1.80 Mtpa

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•	The planned open pit mine life is 12 years
•	The mining fleet is based on road trucks operated by a mining contractor.

Nezinho do Chicão – Lavra do Meio

The mine layout and operation are based on the following criteria:

•	One large pit encompassing the north and south NDC pegmatite bodies and the LDM pegmatite
•	Low height mineralized material benches to reduce mine dilution and maximize mine recovery
•	Pit wall pre-splitting of the mineralized material to reduce mine dilution
•	Elevated inter-ramp angles for the waste to reduce strip ratio The basis for the scheduling includes:
•	Mining at a rate of 1.80 Mtpa
•	The planned open pit mine life is 16 years
•	The mining fleet is based on road trucks operated by a mining contractor.

Murial

The mine layout and operation are based on the following criteria:

•	A single open pit on the Murial pegmatites
•	Low height mineralized material benches to reduce mine dilution and maximize mine recovery
•	Pre-splitting of the mineralized material to reduce mine dilution
•	Elevated inter-ramp angles for the waste to reduce strip ratio The basis for the scheduling includes:
•	Pit wall pre-stripping the pit to liberate mineralized material
•	Mining at a rate of 1.80 Mtpa
•	The planned open pit mine life is 6 years
•	The mining fleet is based on road trucks operated by a mining contractor.

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Recovery Methods

Processing Plant Description

The Xuxa concentrator is situated approximately 1.5 km northeast of the Xuxa open-pits. The lithium oxide concentrate is produced by Dense Medium Separation (DMS). The DMS plant is designed based on Xuxa design parameters and will produce a lithium oxide concentrate with a target grade of 5.3% Li2O. The Xuxa plant throughput capacity is based on 1.8 Mtpa (dry) of ore fed to the crushing circuit.

A second DMS concentrator will be constructed to process the Barreiro ore (Phase 2). This plant will produce a lithium oxide concentrate with a target grade of 5.3% Li2O from an average ore grade of 1.36% Li2O (diluted). The Barreiro plant throughput capacity is based on 1.85 Mtpa (dry) of ore fed to the crushing circuit.

Phase 3 involves the construction of a third DMS concentrator. The standalone NDC plant would be a duplicate of the Barreiro design, with a plant capacity based on 1.85 Mtpa (dry) of ore fed to the crushing circuit and an average ore grade of 1.45% Li2O (diluted). The combined plant throughput capacity is 3.9 Mtpa (dry) of ore fed to a dedicated crushing circuit from both the Barreiro and NDC ore bodies. The plant is designed to produce a combined spodumene and petalite concentrate of 5.3% Li2O.

Design Criteria and Utilities Requirements

The power consumption of the processing plant is 2.5 MW.

The raw water consumption is approximately 38 m³/hr, with an additional make-up raw water requirement to process water as needed.

The process water is recycled within the plant using a thickener, where all fines slurry streams are directed and recovered. This water is pumped to the process water tank and recycled to the circuits as needed.

Consumables will include reagents and operational consumables for the crushing circuit and the DMS plant.

Reagents will include ferrosilicon with a consumption rate of 280 g/t primary DMS feed and 960 g/t ultrafines DMS feed. and flocculant (Magnafloc 10 or equivalent) at a consumption rate of 30 g/t and coagulant 800 g/t, DMS feed.

In the crushing circuit, consumables will include liners for all the crushers and the screen panels. In the DMS plant, maintenance items will be necessary for cyclones, pumps, screens and belt filters.

Project Infrastructure

Buildings, Roads, Fuel Storage, Power Supply and Water Supply

The Phase 1 plant site and Xuxa mine pits, located approximately 4 km from the main highway, are accessible via an existing municipal road off Highway BR367. This road has been widened to a width of 8 m. The municipal authorities have built a new road to bypass the plant, providing access to local communities.

To access the NDC-LDM & Murial Deposits, the same road access to Barreiro will be used with an approximate distance of 10 km from the processing plant at Xuxa. A 7.8 km long bypass road will be built at the Murial and LDC-LDM proposed waste dump to allow access to local communities/property owners.

The plant and mine services areas have administrative buildings such as offices, changeroom, cafeteria, concierge, clinic, fire emergency services and operation support facilities such as workshops and warehouses.

Fuel is delivered to the site under a contracted supply arrangement. The diesel is stored in an overhead tank with a capacity of 15m³, situated within a concrete containment bunded area.

CEMIG, a state power company, supplies power. The power is supplied from an existing 138 kV overhead transmission line. This line supplies a new CEMIG substation (intersection substation), which serves as the main source of power for the adjacent Sigma substation.

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Sigma has been granted an allocation of 150 m³/hr for all months of the year by the Agencia Nacional das Águas (ANA) for a period of 10 years. The water is drawn from the Jequitinhonha River by two floating pumps, one in operation and one on standby, to the water treatment plant.

Waste Rock and Tailings Disposal and Stockpiles

At Xuxa, waste rock is stored in five waste piles in the vicinity of the Xuxa pits. Geotechnical studies determined an optimal bench height of 20 m, with a face angle of 38°. The access ramps are 12 m wide, with a maximum gradient of 10%.

Table 1-12 shows the capacities of the Xuxa waste piles.

Table 1 12 – Xuxa Waste Pile Storage

Designed Pile	Volume (Mm³)	Area (ha)
Pile 1	4.4	16.85
Pile 2	8.5	23.03
Pile 3	1.8	8.99
Pile 4	25.5	50.62
Pile 5	1.3	8.4
TOTAL	41.5	107.89

The Barreiro waste will be stored in a single waste pile close to the Barreiro pit. The waste pile parameters are the same as the Xuxa parameters – a 20 m bench height, 38° face angle, 12 m access ramp and a maximum gradient of 10%.

Table 1-13 show the capacity of the Barreiro waste pile.

Table 1 13: Barreiro Waste Pile Storage

Waste Pile	Value
Volume (Mm3)	110.9
Area (ha)	122.7
Maximum height (m)	220

The NDC waste will be stored in a single waste stockpile adjacent to the NDC pit. The waste pile parameters are the same as those for Xuxa and Barreiro, namely a 20 m bench height, 38° face angle, 12 m access ramp and a maximum gradient of 10%.

Table 1-14 show the capacity of the NDC-LDM & Murial waste pile.

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Table 1 14: NDC-LDM & Murial Waste Pile Capacity and Surface Area

Waste Pile	Value
Volume (Mm3)
NDC-LDM	243.3
Murial	170
Total	413.3
Area (ha)
NDC-LDM	194.87
Murial	136.9
Maximum height (m)	225

The tailings stockpile will be fed by a radial stacker from the process plant. The tailings will then be loaded into mine trucks by front end loaders and transported to a tailings pile for storage.

Control Systems and Communication

A process control system (PCS) including a main plant supervisory control and data acquisition (SCADA) system has been installed for monitoring and control purposes.

The telecommunications network consists of the telecommunications network and internet services, local area network (LAN), Wi-Fi access points, access control systems, and CCTV surveillance system.

Market Studies and Contracts

The key information contained in the market study regarding lithium demand, supply and price forecasts are summarized from a variety of sources, including recently published industry studies and Benchmark Mineral Intelligence forecasts (2024).

Demand and Consumption

Driven by structural changes in the automotive industry, particularly the growing transition to electric vehicles (EVs), the demand for lithium has surged dramatically over the past decade. The primary factors driving this demand growth beyond 2024 will be continued expansion of electric vehicle production and rise of battery storage systems.

According to Benchmark Mineral Intelligence, global lithium demand is projected to reach 2.6 million tonnes of lithium carbonate equivalent (Mt LCE) by 2030, marking a substantial increase of approximately 1.6 Mt from 2024 levels. By 2040, global lithium demand is expected to reach 5.3 Mt. This growth is primarily driven by battery demand for electric vehicles and other energy storage solutions. In 2024, batteries were expected to account for about 86% of total lithium demand, and this share is forecast to rise to over 94% by 2035, as demand from other industrial sectors declines.

Benchmark Mineral Intelligence forecasts that global electric vehicle (EV) penetration will grow from 12.6% in 2024 to 75% by 2040, driven by a combination of pure electric, hybrid, and plug-in hybrid vehicles. Whereas lithium-ion battery demand from stationary storage applications is forecast to accelerate with an average 12% CAGR from 2025-2030.

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Supply

Currently, lithium supply is dominated by Australia, South America, and China, with the majority of lithium materials being sourced from hard rock deposits in Australia, China, and Brazil, and brine deposits in Chile, Argentina, and China. Most lithium sourced from hard rock deposits undergoes chemical conversion in China, while brine conversion is predominantly carried out in South America. While 81% of global supply came from Australia, China, and Chile in 2023, Benchmark Mineral Intelligence projects their combined share will drop to 46%, signaling a trend towards increasing geographical diversification of lithium supply.

In the long term, Benchmark Mineral Intelligence has revised its mining forecasts to 2.4 Mt LCE by 2030, with supply growth expected to remain relatively flat through 2040. This forecast includes expansions from existing mines as well as new entrants developing pre-production projects.

Price Forecast

Lithium prices have pulled back from recent highs in the market, as discussed above. Short term pricing (2025 to 2030) indicates a measured rise in prices from 2024 lows, up to a peak of $36,000 per tonne in 2030, then pulling back to a long-term average of $29,000 for 2034 and beyond.

Long term tight market supply combined with rapidly improving demand for lithium chemicals is expected to put continued strong upward pressure on prices.

Contracts

Operational Contracts

SMSA maintains an ongoing agreement with Fagundes Construção e Mineração S.A. to provide mining services during SMSA’s operational phase, including the supply of all necessary equipment for these services. Additionally, SMSA has an agreement with IBQ Indústrias Químicas S.A. for the supply and handling of explosives used in SMSA's mining operations.

SMSA has active agreements with G7 Log Transportes Ltda. and D’Granel Transportes e Comércio Ltda. for the transportation of goods to the ports and with Multilift Logística Ltda. for storage and port handling services.

SMSA has an ongoing agreement that regulates the connection of the facilities of SMSA’s consumption unit to the distribution system operated by Companhia Energética de Minas Gerais (“CEMIG”) and the use of this distribution system by the Company at the contracted voltage of 138kV.

Construction Contracts

At the end of 2024, SMSA began procurement for the commencement of Phase 2 construction.

As of February 2025, SMSA has already signed a Technical and Engineering Services Agreement with DRA Chile SpA. for the preparation of the early earthworks project and the parties are currently negotiating the terms and conditions of an EPCM Agreement for the processing plant expansion as part or Phase 2.

SMSA has also signed a letter of intent with the engineering firm FX Minas Construções e Empreendimentos Ltda. for the development and execution of the earthworks project to be prepared by DRA for Phase 2.

In December 2024, SMSA’s Procurement Team initiated negotiations to purchase long-lead items necessary for the Phase 2 Project. These agreements are currently in the final stages of closing.

Environmental Studies, Permitting and Social or Community Impact

Applicable Legal Requirements for Project Environmental Permitting

CONAMA Resolution N° 237 (1997) defines environmental licensing as an administrative procedure by which the competent environmental agency permits the locating, installation, expansion and operation of enterprises and activities that use environmental resources in a manner considered to be effectively or potentially polluting.

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The licensing process in Minas Gerais has been developed in accordance with COPAM Regulatory Deliberation N° 217, dated December 6, 2017, and establishes classification criteria based on scale and polluting potential, as well as the locational criteria used to define the modalities of environmental licensing of ventures and activities that use environmental resources in the state of Minas Gerais.

In compliance with CONAMA Resolution 09/90, the environmental licensing of mining projects is always subject to an Environmental Impact Study (EIS), followed by an Environmental Impact Report (EIR), which supports the technical and environmental feasibility stage of the project and the granting of a Preliminary Licence (LP), a concurrent Preliminary and Installation License (LP + LI), and/or a concurrent Preliminary, Installation and Operational License (LP + LI + LO).

Permitting

COPAM granted an Operation License (LO) to SMSA for commercial production and sale in March 2023 for the Xuxa’s Pit #1 (North Pit) and in April 2023 for the Xuxa’s Pit #2 (South Pit).

On January 31, 2024, Conselho Estadual de Política Ambiental (COPAM) granted Sigma a permit to increase the processing plant’s production.

On December 21, 2024, CMI granted the environmental license for the Barreiro mine and waste piles.

SMSA holds approved economic mining plans (Plano de Aproveitamento Econômico or PAE) over the Xuxa, Barreiro, Lavra do Meio, Murial, Maxixe and Nezinho do Chicão deposits within the Grota do Cirilo project.

SMSA has been granted a permit for 150 m³/hr of water from the Jequitinhonha River for all months of the year by the Agencia Nacional das Águas (ANA) for a period of 10 years, which is expected to be sufficient for the life-of mine (LOM) requirements for mining and product processing from Xuxa.

SMSA is the owner of the mining rights registered under DNPM Nº 824.692/1971, and the holder of Mining Concession Ordinance Nº 1.366, published on October 19, 1984. In 2018 a PAE was registered with the National Mining Agency (ANM), which was approved on November 16, 2018.

Land Access

Sigma entered into right-of-way agreements with Miazga and third-party surface rights owners of the Project, to carry out mining activities on its properties. These farms include Legal Reserves (LR) which are preserved and registered in the Sistema Nacional de Cadastro Ambiental Rural (SICAR), in accordance with Law Nº 12.651, dated May 25, 2012.

SMSA has a mining easement (Servidão Mineral) with a total of 413.3 hectares and aims to cover the areas of waste and tailings piles, production plant, all access roads (internal), electrical substation, installation of fueling station and support structures. The Servidão Mineral was published in the Official Gazette of the Federal Government. It contemplates the mining and processing activities of the Xuxa deposit (ANM Process No. 824.692/1971).

Social License Considerations

Sigma understands and accepts the importance of proactive community relations as an overriding principle in its day-to-day operations as well as future development planning. The company therefore structures its community relations activities to consider the concerns of the local people and endeavors to communicate and demonstrate its commitment in terms that can be best appreciated and understood to maintain the social license to operate.

The Jequitinhonha valley is considered one of the poorest region in Minas Gerais which is plighted by poverty and is in the lowest quartile the Human Development Index (HDI). Sigma is one of the largest investors and operators in the area and the project will be transformational to the local communities. The largest direct economic benefit is that Sigma is subject to a 2% CFEM which is divided between the Federal Government, State Government and Local Government. Secondly a portion of the taxes on local procurement of goods and services is shared with the Local Government. These incomes from the royalty and tax are a most important source of funding for local Government and Sigma is the largest direct contributor in the region. Sigma is the largest employer in the region with 1,550 direct jobs and approximately 20,000 indirect jobs created.

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Farming in the area is small-scale subsistence type as the area is semi-arid. Sigma operation causes minimal impact on the neighbouring farms of Grota do Cirilo properties. Sigma and contractor workforce lives in the cities of Araçuaí and Itinga and strict environmental management plans are in place to minimize the environmental footprint of the project. An example is 90% of the process water is re-circulated and there is zero run-off water from the site except during the wet season, when run-off water is discharged in an overflow channel. The process uses dry stacking technology, and no slimes dam was built. Regular environmental monitoring is conducted, and results are shared with the local communities.

Sigma has targeted and continues with consultations/engagements with numerous stakeholders in support of project development of the Project and has hosted visits from representatives of government departments and local institutions.

Rehabilitation, Closure Planning and Post-Closure Monitoring

The closure plan for the Grota do Cirilo property encompasses the following: dismantling of building and infrastructure, removal of heavy mobile and surface equipment, restoration by reconstituting vegetal cover of the soil and the establishment of the native vegetation, grading and capping with vegetation suppression layer and revegetation of the waste rock and overburden stockpiles, removal of suppressed vegetation along with slope cover and surface drainage for water management, fencing of site, environmental liability assessment studies where there may have been spillages and soil and water contamination and safe disposal, revegetation of the open pit berm areas and fencing around the open pits.

In the post-closure phase, a socioenvironmental and geotechnical monitoring program will be carried out, to support ecosystem restoration or preparation for the proposed future use.

The monitoring program will collect soil and diversity of species on an annual basis, continuing for a five-year period after mine closure.

NDC Environmental Work to Date

The environmental licensing process for NDC began in December 2022 and was filed on August 10, 2023, with the presentation of technical studies for the production of 1,700,000 t/year for open pit mining and 182.2 ha for waste piles.

Capital and Operating Costs

Basis of Estimate

The capital and operating cost estimates for the expansion of the Grota do Cirilo Project, Phases 2 and 3, have been developed based on industry benchmarks, supplier quotations, and internal engineering studies.

Contingencies have been applied according to the level of definition of each scope item and risk profile. All costs are expressed in US dollars and reflect Q1 2025 pricing

Capital Cost Summary

Capital cost estimates have been prepared in detail for Phase 2 and Phase 3, supported by vendor quotes and internal engineering. These cost estimates have been informed by the actual capital and operating expenditures incurred during the construction and commissioning of Phase 1.

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The breakdown provided below includes key functional areas:

Table 1-1512: Phase 1, 2 & 3 Capex

Capex	Phase 1	Phase 2	Phase 3
	US$ 000's	US$ 000's	US$ 000's
Automation/Digitalization	1,571.4	1,509.1	1,509.1
Contingency	-	4,581.6	4,581.6
Crushing system - Primary/Secondary/ Scalping	18,669.7	19,095.2	19,095.2
DMS System	29,769.9	28,323.9	28,323.9
DMS System / Recrushing	-	-	-
Infrastructure	16,600.0	15,780.9	15,780.9
Management	32,545.7	20,981.0	20,981.0
Mine general	5,259.3	-	-
Mine infrastructure general	2,078.0	-	-
Opex & ESG During Construction	-	-	-
Sewage & Water Treatment	3,615.4	1,644.7	1,644.7
Substation System	8,051.4	911.8	911.8
Tailings Dry Stacking	4,900.7	5,438.9	5,438.9
Water Recycling	3,259.2	2,968.6	2,968.6
Total	126,320.7	101,235.8	101,235.8

Economic Analysis

Economic Assumptions

Three levels of economic analyses were undertaken for the Project, contemplating the mining of the Mineral Reserves of:

•	the Xuxa deposit (Phase 1)
•	the Barreiro deposit (Phase 2)
•	the NDC deposit (Phase 3)

The economic analyses contemplate the production of lithium oxide concentrate (SC) at grades of 5.3% Li2O, in line with the current lithium market conditions.

The economic analyses were undertaken on a 100% equity basis and were developed using the discounted cash flow method based on the data and assumptions detailed in this report for revenue, capital expenditure (Capex) and operating cost (OPEX) estimates. An exchange rate of 5.60 BRL per US$ was used to convert particular components of the cost estimates into US$. No provisions were made for the effects of inflation and the base currency was considered on a constant 2025 US$ basis. Exploration costs are deemed outside of the Project and any additional Project study costs have not been included in the analyses.

The base case scenario after-tax net present value (NPV) results are detailed in Table 1-16 below. The discount rate assumed for the after-tax NPVs is 8%.

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Table 1-16 – Base Case After-Tax NPVs

MODELLED CASE	UNIT	@ 5.3% LI2O SC
Phase 1	US$ M	$1,389
Phase 2	US$ M	$1,885
Phase 3	US$ M	$2,456
Phase 1, 2 & 3	US$ M	$5,730

A sensitivity analysis reveals that the Project’s viability will not be significantly vulnerable to variations in capital expenditures, within the margins of error associated with the estimates for Phase 1, Phase 2 and Phase 3, respectively. In contrast, the Project’s economic returns remain most sensitive to changes in spodumene prices, feedstock grades and recovery rates.

Phase 1, Phase 2 and Phase 3 were evaluated on a pre- and after-tax basis. It must be noted that there are many potential complex factors that affect the taxation of a mining project. The taxes, depletion, and depreciation calculations in the economic analyses are simplified and only intended to give a general indication of the potential tax implications at the project level.

Sudene is a government agency tasked with stimulating economic development in specific geographies of Brazil. The project is installed in a Sudene-covered geographic area, where a tax incentive granted to the project indicates a 75% reduction of income tax for 10 years, after achieving at least 20% of its production capacity. The considered Brazilian income tax rate is 15.25%, which represents the Sudene tax benefit applied to the Brazilian maximum corporate tax of 34% on taxable income (25% income tax plus 9% social contribution). For Phase 2 & 3, the Sudene tax incentive is expected to be renewed after the 10th anniversary of achieving at least 20% of their production capacities.

The Project is expected to be exempt from all importation taxes for products where there is no similar item produced in Brazil (Ex-Tarifário). Assembled equipment where some but not all individual components are produced in Brazil can be considered exempt from import taxes under these terms.

The Project royalties will include:

•	A 2.0% CFEM royalty on mining operations, paid to the Brazilian Government. The CFEM royalty amount is split between the Federal Government of Brazil (12%), State Government of Minas Gerais (23%), and Municipal Government of Araçuaí (65%).
•	A 1.0% NSR royalty with permissible deductions from gross spodumene revenue including the CFEM royalty, any commercial discounts, transportation costs and taxes, paid to a third-party.

Phase 1 Economic Analysis

The Phase 1 economic analysis is based on an twelve-year operation sourcing feedstock ore from the Xuxa deposit’s Mineral Reserve of 12.3 Mt grading at 1.52% Li2O. Phase 1 is expected to generate run-rate production of 270 ktpa of lithium concentrate, delivering an average US$220 million of annual free cash flow, at a 5.3% Li2O SC grade.

The base case scenario results are detailed in Table 1-17 below.

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Table 1-17: Phase 1 Base Case Scenario Results

ITEM	UNIT	@ 5.3% LI2O SC
After-Tax NPV @ 8%	US$ M	$1,389

The key technical assumptions used in the base case are highlighted below in Table 1-18.

Table 1-18: Key Phase 1 Technical Assumptions

ITEM	UNIT	@ 5.3% LI2O SC
Total Ore Processed (ROM)	Mt	12.3
Annual ROM Ore Processed	Mt	1.1
Average Run-Rate SC Production	Ktpa	298.5
Run-Rate LCE Production	Ktpa	39.1
Average Strip Ratio	Ratio	14.4
Average Li2O Grade	%	1.52%
DMS Cyclone Recovery	%	70.0%
Lithium Oxide Concentrate Grade	% Li2O	5.3%
Operating Life	Years	12 Years
Cash Cost at Plant Gate (C1)	US$/t SC	318.0
Transportation Costs (CIF China)	US$/t SC	90.0
Cash Cost at Asia Port CIF (C3) & Royalties	US$/t SC	443.3
All in Sustaining Cost	US$/t SC	525.0
Mine Costs	US$/t Material Mined	2.2
Plant Costs	US$/t ROM	21.1
G&A Costs	US$/t ROM	22.94

Note 1: tonnage based on direct conversion to LCE excluding conversion rate

Note 2: Values in this table may not match other values in this report due to rounding of averages

Tables above illustrate the after-tax cash flow and cumulative cash flow profiles of Phase 1 under the base case scenario. The intersection of the after-tax cumulative cash flow with the horizontal zero line represents the payback period of the Capex to production.

As highlighted, the total gross revenue derived from the sale of lithium oxide concentrate is estimated at US$3.7 billion, an average revenue of US$1,607/t 5.3% SC with total operating costs (including royalty payments and commercial discounts) of US$0.9 billion at an average cost of US$410/t 5.3% SC. The resulting after-tax earnings margin (gross revenue less realization, operating costs and taxes) was estimated at US$2.2 billion.

Phase 2 Economic Analysis

The Phase 2 economic analysis is based on a twelve-year operation sourcing feedstock ore from the Barreiro deposit’s Mineral Reserve of 24.7 Mt grading at 1.36% Li2O. Phase 2 is expected to generate run-rate production of 270 ktpa of lithium concentrate, delivering an average US$290 million of annual free cash flow, at a 5.3% Li2O SC grade.

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The base case scenario results are detailed in Table 1-19 below.

Table 1-19: Phase 2 Base Case Scenario Results

ITEM	UNIT	@ 5.3% LI2O SC
After-Tax NPV @ 8%	US$ M	$1,885
After-Tax IRR @ 8%	%	154%

The key technical assumptions used in the base case are highlighted below in Table 1-20.

Table 1 20: Key Phase 2 Technical Assumptions

ITEM	UNIT	@ 5.3% LI2O SC
Total Ore Processed (ROM)	Mt	21.8
Annual ROM Ore Processed	Mt	1.8
Average Run-Rate SC Production	Ktpa	297.6
Run-Rate LCE Production	Ktpa	39.0
Average Strip Ratio	Ratio	9.4
Average Li2O Grade	%	1.36%
DMS Cyclone Recovery	%	70.0%
Lithium Oxide Concentrate Grade	% Li2O	5.3%
Operating Life	Years	12 Years
Cash Cost at Plant Gate (C1)	US$/t SC	318.0
Transportation Costs (CIF China)	US$/t SC	90.0
Cash Cost at Asia Port CIF (C3) & Royalties	US$/t SC	446.7
All in Sustaining Cost	US$/t SC	515.8
Mine Costs	US$/t Material Mined	3.2
Plant Costs	US$/t ROM	18.7
G&A Costs	US$/t ROM	22.5

Note: tonnage based on direct conversion to LCE excluding conversion rate.

Tables above illustrate the after-tax cash flow and cumulative cash flow profiles of Phase 2 under the base case scenario. The intersection of the after-tax cumulative cash flow with the horizontal zero line represents the payback period of the Capex to production.

As highlighted, the total gross revenue derived from the sale of lithium oxide concentrate is estimated at US$6.1 billion, an average revenue of US$1,713/t 5.3% SC with total operating costs (including royalty payments and commercial discounts) of US$1.8 billion at an average cost of US$497/t 5.3% SC. The resulting after-tax earnings margin (gross revenue less realization, operating costs and taxes) was estimated at US$3.4 billion.

This robust cash flow profile compares to an estimated Capex of US$101.2 million (as of March 2025) which includes the DMS plant, non-process infrastructure, and owner’s cost. The estimated sustaining and mine closure costs are approximately US$10 million.

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Phase 3 Economic Analysis

The Phase 3 economic analysis is based on a twelve-year operation sourcing feedstock ore from the NDC deposit’s Mineral Reserve of 42.2 Mt grading at 1.26% Li2O. Phase 3 is expected to generate run-rate production of 270 ktpa of lithium concentrate, delivering an average US$290 million of annual free cash flow, at a 5.3% Li2O SC grade.

The base case scenario results are detailed in Table 1-21 below.

Table 1-21: Phase 3 Base Case Scenario Results

ITEM	UNIT	@ 5.3% LI2O SC
After-Tax NPV @ 8%	US$ M	$2,456
After-Tax IRR @ 8%	%	160%

The key technical assumptions used in the base case are highlighted below in Table 1-22.

Table 1-0: Key Phase 3 Technical Assumptions

ITEM	UNIT	@ 5.3% LI2O SC
Total Ore Processed (ROM)	Mt	42.2
Annual ROM Ore Processed	Mt	2.0
Average Run-Rate SC Production	Ktpa	324.0
Run-Rate LCE Production	Ktpa	42.5
Average Strip Ratio	Ratio	16.4
Average Li2O Grade	%	1.26%
DMS Cyclone Recovery	%	70.0%
Lithium Oxide Concentrate Grade	% Li2O	5.3%
Operating Life	Years	21 Years
Cash Cost at Plant Gate (C1)	US$/t SC	318.0
Transportation Costs (CIF China)	US$/t SC	90.0
Cash Cost at Asia Port CIF (C3) & Royalties	US$/t SC	446.7
All in Sustaining Cost	US$/t SC	541.9
Mine Costs	US$/t Material Mined	2.0
Plant Costs	US$/t ROM	18.5
ITEM	UNIT	@ 5.3% LI2O SC
G&A Costs	US$/t ROM	29.3

Note 1: tonnage based on direct conversion to LCE excluding conversion rate

Tables above illustrate the after-tax cash flow and cumulative cash flow profiles of Phase 3 under the base case scenario. The intersection of the after-tax cumulative cash flow with the horizontal zero line represents the payback period of the Capex to production.

As highlighted, the total gross revenue derived from the sale of lithium oxide concentrate is estimated at US$11.6 billion, an average revenue of US$1,701/t 5.3% SC with total operating costs (including royalty payments and commercial discounts) of US$3.0 billion at an average cost of US$437/t 5.3% SC. The resulting after-tax earnings margin (gross revenue less realization, operating costs and taxes) was estimated at US$7.0 billion.

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This robust cash flow profile compares to an estimated Capex of US$101.2 million (as of March 2025) which includes the DMS plant, non-process infrastructure, and owner’s cost. The estimated sustaining and mine closure costs are approximately US$10 million.

Phase 1, 2 & 3 Economic Analysis

The Phase 1, 2 & 3 economic analysis is based on a 22-year operation sourcing feedstock ore from the Xuxa deposit’s Mineral Reserve of 12.3 Mt grading at 1.52% Li2O, Barreiro deposit’s Mineral Reserve of 21.7 Mt grading at 1.36% Li2O and the NDC deposit’s Mineral Reserve of 42.2 Mt grading at 1.26% Li2O. Phase 1, 2 & 3 is expected to generate run-rate production of up to 766 ktpa of lithium concentrate, delivering US$600 million of annual free cash flow, at a 5.3% SC grade.

The base case scenario results are detailed in Table 1-23 below.

Table 1-23: Phase 1, 2 & 3 Base Case Scenario Results

ITEM	UNIT	@ 5.3% LI2O SC
After-Tax NPV @ 8%	US$ M	$5,731

The key technical assumptions used in the base case are highlighted below in Table 1-24.

Table 1-24: Key Phase 1, 2 & 3 Technical Assumptions

ITEM	UNIT	@ 5.3% LI2O SC
Total Ore Processed (ROM)	Mt	76.1
Annual ROM Ore Processed	Mt	3.3
Run-Rate SC Production	ktpa	895.3
Run-Rate LCE Production (Note 1)	ktpa	117.3
Phase 1 Strip Ratio	t	14.4
Phase 2 Strip Ratio	ratio	9.4
Phase 3 Strip Ratio	ratio	16.4
Phase 1 Average Li2O Grade	%	1.52%
Phase 2 Average Li2O Grade	%	1.36%
Phase 3 Average Li2O Grade	%	1.26%
ITEM	UNIT	@ 5.3% LI2O SC
Plant 1 Yield	%	17.5%
Plant 2 Yield	%	17.5%
Plant 3 Yield	%	17.5%
Lithium Oxide Concentrate Grade	% Li2O	5.3%
Operating Life	years	23
Cash Cost at Plant Gate (C1)	US$/t SC	318.0
Transportation Costs (CIF China)	US$/t SC	90.0
Cash Cost at Asia Port CIF (C3) & Royalties	US$/t SC	443.3
All in Sustaining Cost	US$/t SC	525.0
Mine Costs	US$/t SC	204.0
Processing Costs	US$/t ROM	19.3
G&A Costs	US$/t ROM	22.0

Note 1: tonnage based on direct conversion to LCE excluding conversion rate

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Tables above illustrate the after-tax cash flow and cumulative cash flow profile of Phase 1, 2 & 3 under the base case scenario. The intersection of the after-tax cumulative cash flow with the horizontal zero line represents the payback period of the Capex to production.

As highlighted, the total gross revenue derived from the sale of lithium oxide concentrate is estimated at US$21.3 billion, an average revenue of US$1,688/t 5.3% SC with total operating costs (including royalty payments and commercial discounts) of US$5.5 billion at an average cost of US$434/t 5.3% SC. The resulting after-tax earnings margin (gross revenue less realization, operating costs and taxes) was estimated at US$12.8 billion.

Interpretation and Conclusions

Mineral Resources are reported for eight pegmatite bodies, Xuxa, Barreiro, Murial, Lavra do Meio, Nezinho do Chicão, Maxixe, Tamboril and Elvira. Mineral Reserves are reported for the Xuxa, Barreiro, NDC-LDM and Murial deposits.

Risk Assessment

Risk assessment sessions were conducted individually and collectively by all parties.

Most aspects of the project are well defined. The risks are grouped by licensing, cost (CAPEX and OPEX), schedule, operations, markets, and social/environmental categories. One of the most significant risks identified for the Project is related to lithium markets.

The following risks are highlighted for the project:

•	Lithium market sale price and demand (commercial trends)
•	Fluctuations in the exchange rate and inflation
•	Labour strikes at the Port and at site (construction and operation)
•	Tax exemptions and import not confirmed
•	Increased demands from the local community once in operation
•	The production rate and size of the pit may impose challenges for operations

Opportunities

The following opportunities are identified for the Grota do Cirilo Project:

•	Sales of hypofines as DSO
•	Recovery of Li2O from petalite
•	Sale of plant rejects to the ceramics industry
•	Potential upgrading of some or all of the Inferred Mineral Resources to higher-confidence categories and eventually conversion to Mineral Reserves

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•	Potential for future underground mining at both Phase 1 and Phase 2 projects.
•	Exchange rate may work in the Project’s favour.

Recommendations

The following summarizes the recommendations from this report.

Geology and Resources

The QPs recommend that additional exploration drilling be conducted to the west and northwest of Barreiro to potentially increase resources. The overall cost for the drill program is estimated to be US$3M.

It is recommended that a geotechnical study of the Murial deposit be undertaken to provide more detailed information for the Murial mineral reserve and mine design.

END OF 2025 TECHNICAL REPORT SUMMARY

EMERGING MARKET DISCLOSURE

Sigma Lithium’s operations are located in Brazil, an emerging market, and the Company’s interest in its assets is held indirectly through Sigma Brazil, a Brazilian corporation. Operating in an emerging market exposes the Company to risks and uncertainties that do not exist, or are significantly less likely to occur, in jurisdictions such as the United States or Canada. In order to manage and mitigate these risks, the Company is designing a system of corporate governance for itself and its subsidiaries that include internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company’s senior management and overseen by the Board in order to monitor the Company’s operating subsidiaries. See “Risk Factors” below. Up to this point however, the internal controls over financial reporting remain ineffective.

BOARD AND MANAGEMENT EXPERIENCE AND OVERSIGHT

Key members of the Company’s management team have experience running business operations in emerging markets, including Brazil. Ana Cabral, Co-Chair and the Chief Executive Officer of the Company, is a Brazilian national and has substantial business operating experience in Brazil. Vicente Lobo, Co-Chair of the Company’s Technical Committee, is a Brazilian national and has held executive roles at major Brazilian and international natural resources companies and has served as the Secretary of Geology, Mining and Mineral Transformation at Brazil’s Ministry of Mines and Energy. Maria José Salum, member of the ESG Committee, is a Brazilian national and a prominent environmental & social responsibility professional who has held a number of roles such as Director of Sustainable Development in Mining at the Ministry of Mines and Energy and Senior Representative for the Ministry at the National Council for the Environment (CONAMA), in addition to being the first woman to receive the professor title in the School of Engineering of the Federal University of Minas Gerais. Kátia Abreu, a Board member, has significant geopolitical experience, and holds several board and advisory positions to companies listed in the United States and Canada, in addition to being a senior board advisor to the Brazilian Mining Institute (IBRAM). The Board, through its corporate governance practices, regularly receives management reports in connection with the Company’s operations in Brazil. Through these updates, assessments and reports, the Board gains familiarity with the operations, laws and risks associated with operations in Brazil. Several members of the Board (a) are familiar with the laws, business culture and standard practices of Brazil; (b) have Portuguese language proficiency; (c) are experienced in working in Brazil and in dealing with Brazilian government authorities; and (d) have experience and knowledge of the local banking systems and treasury requirements of Brazil.

COMMUNICATION

The Company maintains open communication with its operations in Brazil through management team members who are fluent in Portuguese and are proficient in English, removing language barriers between management and the Board. The primary language used in Board meetings is English and material documents relating to the Company's operations that are provided to the Board are in English. Material documents relating to the Company's material operations in Brazil are either in English or, where in Portuguese, are translated into or summarized in English. Apart from one board member, all others are fluent in Portuguese.

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CONTROLS RELATING TO CORPORATE STRUCTURE RISK

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to the Company and its subsidiaries. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems include:

▪	The Company’s Control Over Subsidiaries. The Company’s corporate structure has been designed to ensure that the Company has direct oversight over the operations of its subsidiaries, including that senior management of its subsidiaries includes individuals that are senior management of the Company (and members of the Board), and such individuals are also the directors of the subsidiaries. In addition, Ms. Ana Cabral, CEO of the Company, is also the CEO of Sigma Brazil. The Company reviews its subsidiaries’ financial reporting as part of preparing its consolidated financial reporting. The Company has adopted a simple structure for its Brazilian business operations, with the Company wholly owning Sigma Holdings, and Sigma Holdings in turn wholly owning Sigma Brazil.
▪	Signing Officers for Foreign Subsidiary Bank Accounts. The establishment of any new banking relationships and/or new bank accounts requires approval from the Company. Monetary authorization limits are established by the Company and put in place with the respective banking institutions. Signatories and authorization limits for bank accounts are reviewed and revised as necessary, with changes being communicated to the appropriate banking institutions. Each payment requires approval from two authorized signatories.
▪	Strategic Direction. The Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company, including those of its subsidiaries.
▪	Internal Control Over Financial Reporting. The Company prepares its consolidated financial statements, on a quarterly basis (in accordance with IAS 34 - Interim Financial Reporting) and annual basis, using IFRS Accounting Standards as issued by the International Accounting Standards Board. The Company implements internal controls over the preparation of its financial statements and other financial disclosures (including its MD&A) to provide reasonable assurance that its financial reporting is reliable, that the quarterly and annual financial statements are being prepared in accordance with IFRS Accounting Standards and that other financial disclosures (including its MD&A) are being prepared in accordance with relevant securities legislation. As of December 31, 2025 however, the internal controls over financial reporting remain ineffective. All quarterly and annual consolidated financial statements are approved by the Board of Directors before being disclosed.
▪	Disclosure Controls and Procedures. The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company. This policy requires, as a rule, the input from key members of management based in Brazil.
▪	CEO and CFO Certifications. In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by Canadian securities laws and for the Company’s management to be in a position to furnish the report on the Company’s internal control over financial reporting required by the U.S. Sarbanes-Oxley Act (as defined below), the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents, and that statements relating to the Company and its subsidiaries containing material information is prepared with input from the responsible officers and employees and is available for review by the Chief Executive Officer and Chief Financial Officer in a timely manner. In 2025 and in previous reporting periods, management of the Company has reported material weaknesses in the Company’s internal controls. During 2025, the internal controls of the Company were further developed, but remained ineffective. Please refer to the Company’s annual MD&A for the year ended December 31, 2025 and “Risk Factors” for a more detailed discussion on this matter.

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INTERCOMPANY FUND TRANSFERS

Differences in banking systems and controls between Canada and Brazil are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties. In executing certain normal course monetary transactions, funds are transferred between the Company and its subsidiaries by way of wire transfer. These transactions would typically include the payment of applicable fees for services; reimbursement of costs incurred by the Company on behalf of the subsidiaries; advances in the form of intercompany loans or equity contributions to subsidiaries; repayment of interest and/or principal on intercompany loans; and the return of capital or payment of dividends from subsidiaries. Capital structure and funding arrangements are established between the Company and the subsidiaries, and intercompany loan agreements are established with defined terms and conditions. Where regulatory conditions exist in the form of exchange controls, all necessary approvals are obtained in advance of the proposed transactions.

MANAGING CULTURAL DIFFERENCES

We believe that cultural differences and practices between Canada and Brazil are addressed by employing competent staff and consultants who are familiar with the applicable laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements.

RECORDS MANAGEMENT OF THE COMPANY’S SUBSIDIARIES

The original minute books and corporate records of the Company and each of its subsidiaries are kept in electronic format. Records may be accessible during business hours at the registered address of each company. The management and the Board have complete access to these records.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares without par value of which, on December 31, 2025, 111,402,979 Common Shares were issued and outstanding. All rights and restrictions in respect of Common Shares are set out in the Company’s articles and the OBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the OBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate(s) representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The OBCA and the Company’s articles provides that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Common Shares entitle the holders to: (i) notice of and to attend any meetings of shareholders and one vote per Common Share at any meeting of shareholders; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

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DIVIDENDS AND DISTRIBUTIONS

The Company has no fixed dividend policy and the Company has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

MARKET FOR SECURITIES

Market

The Common Shares are traded on the TSXV and the Nasdaq under the symbol “SGML”. On March 25, 2026, the closing price of the Common Shares on the TSXV was CAD14.47 and on the Nasdaq was US$10.48 .

Trading Prices and Volumes

The table below sets forth the high and low market prices and the volume of the Common Shares traded on the TSXV during the financial year ended December 31, 2025.

Month	High (CAD)	Low (CAD)	Volume
January 2025	19.00	15.20	151,900
February 2025	17.39	14.71	178,990
March 2025	17.61	14.90	101,640
April 2025	15.33	9.37	303,820
May 2025	11.69	6.40	799,470
June 2025	8.10	5.85	1,020,840
July 2025	10.33	5.98	1,765,580
August 2025	10.20	6.78	1,813,740
September 2025	10.25	7.42	2,431,550
October 2025	11.15	7.60	3,653,140
November 2025	16.40	6.51	4,228,420
December 2025	19.75	12.98	1,622,200

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The table below sets forth the high and low market prices and the volume of the Common Shares traded on the Nasdaq during the financial year ended December 31, 2025.

Month	High (US$)	Low (US$)	Volume
January 2025	13.40	10.57	10,481,500
February 2025	12.19	10.07	9,119,920
March 2025	12.34	10.28	12,151,880
April 2025	10.48	6.76	21,004,920
May 2025	8.40	4.65	32,004,650
June 2025	5.93	4.25	34,713,190
July 2025	7.57	4.25	59,580,000
August 2025	7.39	4.86	69,870,000
September 2025	7.37	5.35	52,170,000
October 2025	7.99	5.41	112,820,000
November 2025	11.72	4.61	198,130,000
December 2025	14.63	9.37	92,040,000

PRIOR SALES

The Company did not issue any unlisted securities during the financial year ended December 31, 2025, other than a total of 135,700 RSUs which, upon vesting in accordance with their terms, entitle the holders thereof to acquire one Common Share for each RSU held, subject to adjustment in certain circumstances.

DIRECTORS AND OFFICERS

Name and Occupation

The name, province or state of residence, position with and principal occupation within the five preceding years for each of the directors and executive officers of the Company as at the date hereof are set out in the following table:

Ana Cristina Cabral	Position(s) Held at the Company
Director since: June 2018	Co-Chair of Board of Directors, Chief Executive Officer, a member of the ESG Committee and the Technical Committee.
Principal Occupation for the Past Five Years
Former Managing Partner at A10 Investimentos
Biography
Ms. Cabral has over 20 years of experience as a senior banker at global investment banks in New York, London and São Paulo. Mrs. Cabral is a former Head of Lat. Am. Capital Markets at Goldman Sachs in New York and a former Managing Director at the firs. Cabral has been involved in a large number of transactions over her career, totaling more than US$100 billion, five of which won the prestigious IFR “Deal of the Year” award, including the privatization of Vale in 1996 and the acquisition of Inco by Vale in 2006. Mrs. Cabral has an MBA degree from Columbia Business School and a Master in Finance degree from London Business School. Mrs. Cabral serves on the Advisory Board of Columbia University Global Centers and is a CCEC board member of The American School of São Paulo.
Common Shares Held
2,240,594
RSUs Granted
Nil

Note:

(1) Ms. Cabral is a quota holder in A10 Fund. A10 Investimentos, which is the portfolio manager of A10 Fund, has the sole and independent voting decision regarding the holdings of the A10 Fund.

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Marcelo Paiva Director Since: January 2019	Position(s) Held at the Company
Co-Chair of the Board of Directors, Chair of the People & Governance Committee, and a member of the Technical Committee.
Principal Occupation for the Past Five Years
Managing Partner at A10 Investimentos.
Biography
Mr. Paiva is the Managing Partner and Co-Founder of A10 Investimentos. He is the portfolio manager of A10 Fund, the Company’s largest shareholder. Mr. Paiva has over 20 years of experience in asset management and investment banking in New York, London and São Paulo. Prior to A10 Investimentos, Mr. Paiva was a Portfolio Manager at the Mittal Family Office in São Paulo. Previously, he was a Vice-President at the U.K. asset manager Millennium Global in London, which, at the time, had over US$15 billion in assets under management and was one of the largest hedge funds in Europe. Mr. Paiva also held investment banking positions at Credit Suisse in London and UBS in New York. He has a Master in Business Administration from INSEAD in France and is a CFA Charterholder.
Common Shares Held
1,858,110
RSUs Granted
Nil

Alexandre Rodrigues Cabral Director Since: July 2023	Position(s) Held at the Company
Director, Chair of the ESG Committee and Co-Chair of the Technical Committee, and a member of the Audit, Finance and Risk Committee.
Principal Occupation for the Past Five Years
Member of the Board of the Université de Sherbrooke, and professor of Environmental Management and Sustainability, Environmental Geotechnics and Soil Mechanics.
Biography
Alexandre Rodrigues Cabral is an academic focused on the reduction of greenhouse gas emissions. Mr. Rodrigues is a member of the Board of the Université de Sherbrooke, and for the last 27 years he has been teaching Environmental Management and Sustainability, Environmental Geotechnics and Soil Mechanics. He has vast and unique experience in geotechnical issues, such as the beneficial use of industrial residues as a substitute for natural soils. Mr. Rodrigues led successful pioneering projects in the proper use of industrial by-products. Mr. Rodrigues was vice-president of the Canadian Geotechnical Society in the 2000s and is presently a member of the Scientific Advisory Panel of the International Waste Working Group (IWWG). Mr. Rodrigues has worked as a consultant for several companies in Canada, Europe and South America. Previously, he worked for Serrener Consultation, D&G Enviro-Group and Enge-Rio. From 2002 to 2015, Mr. Rodrigues also supervised a humanitarian group in Peru, Haiti, Burkina Faso and Malawi. Mr. Rodrigues holds a B.Eng. from PUC-Rio, Brazil; a M.Sc. (Mineral Engineering) from École Polytechnique de Montréal and a Ph.D. (Civil Eng. & Applied Mechanics) from McGill University.
Common Shares Held
63,241
RSUs Granted
Nil

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Junaid Jafar Director Since: March 2025	Position(s) Held at the Company
Director, Chair of the Audit, Finance and Risk Committee, and a member of the People & Governance Committee.
Principal Occupation for the Past Five Years
Chief Investment Officer at Al Muhaidib Investment Office
Biography
Mr. Jafar has the prominent role of Chief Investment Officer at Al Muhaidib Investment Office, which is the family office of Al Muhaidib Group, one of the largest private conglomerates in the Middle East (the “Conglomerate”) headquartered in Dammam, Saudi Arabia. Mr. Jafar oversees capital allocation across private and public markets and manages a portfolio of leading global private equity, private credit, infrastructure and venture capital managers. Mr. Jafar has extensive board experience in both large industrial companies, as well as venture capital, and professional expertise that spans direct investments across private equity, private credit globally and throughout the Middle East. With nearly 30 years in investment management, he has previously worked at J.P. Morgan, Fitch Ratings and Janus Henderson in London, as well as at Emerging Markets Partnership and Tadhamon Capital in Bahrain. He is a Fellow of the Institute of Chartered Accountants England & Wales (ICAEW) and holds a bachelor’s degree in economics and political science from Middlebury College in Vermont, USA.
Common Shares Held
31,458
RSUs Granted
Nil

Kátia Abreu Director Since: January 2026	Position(s) Held at the Company
Director, member of the Audit, Finance and Risk Committee, and of the People & Governance Committee.
Principal Occupation for the Past Five Years
CEO of BRZ Consulting and former Federal Senator of Brazil
Biography

Ms. Abreu was President of the Confederation of Agriculture and Livestock of Brazil (CNA) for 5 years, representing over one million agricultural producers nationwide. Ms. Abreu served as Senator in Brazil’s Federal Congress for multiple terms, winning several landslide elections from 2007 to 2022, representing her home state of Tocantins, one of Brazil’s largest agricultural producers. While in the Senate, Ms. Abreu chaired the Foreign Relations and Defense Committee, where she gained significant geopolitical experience. Later she became a member of the Economic Affairs Committee. Ms. Abreu also served as Brazil’s Minister of Agriculture, acquiring significant experience in Brazilian public policies for natural resources.

Ms. Abreu currently holds several board and advisory positions for companies listed in the United States and in Canada. She is also a senior board advisor to the Brazilian Mining Institute (IBRAM). One of her board positions includes NYSE listed JBS Inc., one of the world’s largest food companies, where she represents BNDESPar, the investment arm of BNDES, the Brazilian National Bank for Economic and Social Development.

Common Shares Held
Nil
RSUs Granted
Nil

Note: On January 13, 2026, Mr. Eugênio de Zagottis resigned from the Board and Ms. Kátia Abreu was subsequently appointed as a director.

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Felipe Resende Peres Officer Since: August 2025	Position(s) Held at the Company
Chief Financial Officer
Principal Occupation for the Past Five Years
Senior Advisor to the finance team of Sigma Lithium Corporation
Biography
Mr. Peres has over 30 years of experience as an executive of large dual-reporting multinational companies in natural resource sectors, where he had global responsibilities. Prior to Sigma Lithium, he worked at Vale International, the international arm of Vale, based in Switzerland and Canada, as a member of various teams, including Global Treasury, Corporate Finance Reporting and Consolidation IFRS. Prior to Vale, Felipe worked for Shell, a Holland-based energy company and for CSN, a Brazilian integrated steel and iron ore mining producer. At Vale, he reported to Marcus Severini, who has been a Sigma Lithium Senior Advisor and is a former member of the Fiscal Board of Directors at Vale.
Common Shares Held
Nil
RSUs Granted
160,000

Note: On August 8, 2025, Mr. Rogério Marchini left his position as Chief Financial Officer, and Mr. Felipe Resende Peres was subsequently appointed as the Chief Financial Officer.

Directors are elected at each annual general meeting of Sigma’s shareholders and serve as such until the next annual meeting of shareholders or until their successors are elected or appointed.

Committees of the Board

Audit, Finance and Risk Committee	Junaid Jafar, Chair Alexandre Rodrigues Cabral Kátia Abreu
People & Governance Committee	Marcelo Paiva, Chair Junaid Jafar
Kátia Abreu
Technical Committee	Alexandre Rodrigues Cabral, Co-Chair Vicente Lobo, Co-Chair Ana Cristina Cabral Marcelo Paiva
ESG Committee	Alexandre Rodrigues Cabral, Chair Maria José Gazzi Salum, Senior Advisor Ana Cristina Cabral

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Information concerning the Audit, Finance and Risk Committee is provided under “Audit, Finance and Risk Committee Information” below.

Shareholdings of Directors and Officers

On December 31, 2025, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 51,838,371 Common Shares, representing approximately 46.53% of the issued and outstanding Common Shares (on a non-diluted basis).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted herein and in the Company’s public disclosure documents, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that: (i) certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company; and (ii) certain officers and directors are actively involved with A10 Fund, being a significant shareholder of the Company, which may rise to conflicts of interest. See above disclosure under the heading “Risk Factors” herein.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest. The Company relies upon its directors and officers to disclose any such conflicts or other aspects of accountability in accordance with the OBCA.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Company and its subsidiaries. A copy of the Company’s Code of Business Conduct and Ethics may be found on the Company’s website at https://sigmalithiumcorp.com/ and on the Company’s profile on SEDAR+ at www.sedarplus.ca.

Promoters

As at the date of this AIF, no person or company has acted as a promoter of the Company.

AUDIT, FINANCE AND RISK COMMITTEE INFORMATION

Audit, Finance and Risk Committee Charter

The Company must, pursuant to NI 52-110, have a written charter which sets out the duties and responsibilities of its Audit, Finance and Risk Committee (“Audit Committee”). The terms of reference of the Audit Committee are substantially reproduced at Schedule “A” hereto.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is comprised of:

Name of Director	Independent (Yes/No)
Junaid Jafar	YES
Alexandre Rodrigues Cabral	YES
Kátia Abreu	YES

Notes:

(1) Pursuant to Section 6.1.1. of NI 52-110, independence for the purposes of the Audit Committee means the director is not an executive officer, employee or control person of the Company or an affiliate of the Company and has no other material relationship (as defined in Schedule “B”) with the Company.

Relevant Education and Experience

Collectively, the members of the Audit Committee have the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter.

Mr. Jafar has professional expertise which spans both direct and fund investments across public and private markets. He is a Fellow of the Institute of Chartered Accountants England & Wales (ICAEW) and holds a Bachelor’s degree in Economics and Political Science from Middlebury College in Vermont, USA.

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Mr. Rodrigues Cabral has worked as a consultant for several companies in Canada, Europe and South America, with over 27 years of experience with academic and corporate settings.

Ms. Abreu has a vast geopolitical experience and holds several board and advisory positions in companies across the United States and Canada, including a position as the representative of BNDESPar, the investment arm of BNDES, the Brazilian National Bank for Economic and Social Development.

Each member of the Audit Committee has:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;
(b)	the ability to assess the general application of those principles in connection with the estimates, accruals and reserves;
(c)	experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and
(d)	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has it relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52 110 (securities regulatory authority exemption).

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors, and approve in advance the provision of services other than audit services and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work, which the Chairman of the Audit Committee deems as necessary.

Audit Fees

The fees for our external audit services for the last two fiscal years are as follows:

Financial Year	Audit Fees	Audit-related Fees	Tax Fees	All Other Fees
2025	$662,950	$-	$-	$-
2024	$651,880	$-	$-	$-

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not a party to, nor are any of the Company’s properties subject to, any pending legal proceedings or regulatory actions the outcome of which would have a material adverse effect on the Company.

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Management of the Company is not aware of any material legal proceedings or regulatory actions in which the Company may be a party which are contemplated by governmental authorities or otherwise.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed under the heading “Transactions with Related Parties” in the Company’s MD&A for the three and twelve months ended December 31, 2025, which can be found on SEDAR+ at www.sedarplus.ca, no director or executive officer of the Company, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company's outstanding voting securities, or associate or affiliate of those persons or companies, has any material interest, direct or indirect, in any transaction within the Company’s three most recently completed financial years, or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent of the Common Shares is Computershare Investor Services Inc. located at 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, Canada.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, and except as noted below (the material terms of which are further described herein), the Company has not entered into any material contracts within the most recently completed financial year or previous to the most recently completed financial year, and until the date of this report, that are still in effect, other than:

(1)	Pre-Export Financing Agreement with Synergy for a total amount of US$100 million dated December 3, 2022; and
(2)	Financing agreement for a total amount of R$486.8 million with the Brazilian Bank of Development for the Phase 2 financing.

INTERESTS OF EXPERTS

The TR Qualified Persons who have reviewed and approved the 2025 Technical Report, dated March 31, 2025, with an effective date of January 15, 2025, are as follows:

•	Marc-Antoine Laporte, P. Geo.
•	William van Breugel, P.Eng.
•	Johnny Canosa, P. Eng.
•	Joseph Keane, P. Eng.

As at the date of this AIF, each of the TR Qualified Persons does not hold any of the outstanding securities of the Company or of any of the Company’s associates or affiliates.

None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of the Company’s associates or affiliates.

Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”), independent registered public accounting firm, prepared a report to the shareholders and to the Board on the consolidated statement of financial position of the Company as of December 31, 2025, the related consolidated statements of loss, comprehensive loss, changes in shareholders' equity and cash flows for the year then ended and the related notes and on the effectiveness of internal control over financial reporting as of December 31, 2025. Grant Thornton has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

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ADDITIONAL INFORMATION

Additional information including corporate governance policies of the Company, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares, and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated June 2nd, 2025 for the annual and special meeting of the Company held on June 30, 2025, which is available on SEDAR+. Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2025 and 2024, which are available on SEDAR+ and on EDGAR.

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SCHEDULE “A”

AUDIT, FINANCE AND RISK COMMITTEE CHARTER

February 12, 2025

This Audit, Finance and Risk Committee Charter (this “Charter”) has been adopted by the Board (as defined below) as of February 12, 2025 and as amended from time to time.

1.	Purpose and Responsibilities

The Audit, Finance, and Risk Committee assists the Board of Directors in overseeing the financial integrity of Sigma Lithium Corporation. The Committee's primary responsibilities include:

Financial Oversight: Monitoring the Corporation's financial statements, internal controls, and compliance with laws and regulations.

Risk Management: Overseeing the identification, assessment, and management of risks to the Corporation, ensuring that appropriate risk management processes are in place.

External Auditor Oversight: Reviewing the performance, independence, and qualifications of the external auditor.

Management is responsible for establishing and maintaining these processes, while the Committee reviews and monitors them.

The external auditor will report directly to the Committee.

2.	Committee Composition

The Committee consists of at least three directors, all of whom must be “independent” in accordance with Sections 1.4 and 1.5 of National Instrument 52-

110 – Audit Committees (“NI 52-110”), and “financially literate” in accordance with Section 1.6 of NI 52-110 (able to understand complex financial statements). Officers of the Corporation who are also directors cannot be members. The Board appoints the Committee annually and designates a chairperson. If a vacancy arises, it must be filled within six months or at the next annual meeting.

3.	Risk Oversight

The Committee plays a key role in overseeing the Corporation's risk management framework, which includes:

Risk Identification: Monitoring the major risks that could impact the Corporation's business, such as financial, operational, legal, and strategic risks.

Risk Assessment: Evaluating the effectiveness of the Corporation's processes for assessing and managing these risks.

Risk Reporting: Ensuring that the Board is informed about significant risks and the steps management is taking to address them.

4.	Reliance on Experts

Committee members can rely on reports from financial experts (e.g., auditors, lawyers, accountants) to assist in their duties. The Committee may also seek advice from risk management experts when necessary.

The Committee has the authority to engage independent counsel and other advisors as it determines necessary, including the authority to set and pay the compensation for any advisors employed by the Committee.

5.	Limitations

Committee members must exercise reasonable care and diligence in their duties but are not required to ensure the effectiveness of the Corporation's financial reporting or risk management processes. Their role is to monitor and review, providing reasonable assurance that these processes are working as intended.

6.	Audit, Finance, and Risk Committee Responsibilities (General)

This section outlines how the Committee fulfills its duties related to finance and risk management, covering operating principles, procedures, and specific duties. The Committee does not prepare the financial statements or conduct audits, as these responsibilities lie with management. However, it oversees and reviews these processes to ensure they are effective and compliant.

Operating Principles

Values: Ensure compliance with corporate policies and regulations for accurate financial reporting and effective risk management.

Communication: Promote open communication with management, auditors, and staff.

Delegation: Delegate tasks to subcommittees or others where appropriate.

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Financial Literacy: Members must understand financial statements and risks.

Annual Plan: Develop a yearly plan with management and auditors.

Access and Support: Ensure access to external advisors and auditors for transparency and effective decision-making.

Operating Procedures

Frequency: Meet at least quarterly, with flexibility for additional meetings. Meetings shall be held at the call of the chair of the Committee, at the request of two members of the Committee or at the request of the external auditors.

Quorum: A majority of members constitute a quorum.

Secretary: The Corporate Secretary will support meetings and documentation.

Notice. Notice of the time and place of every meeting shall be given in writing by any means of transmitted or recorded communication, including email or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member of the Committee may in any manner waive a notice of the meeting. Attendance of a member of the Committee at a meeting constitutes waiver of notice of the meeting, except where the member attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called.

Reports: The Committee reports to the Board those matters that require Board attention.

7.	Committee Duties
(a)	Financial Reporting:

Review Financial Statements and Disclosure: Assess the accuracy and completeness of financial reports (i.e., financial statements, management’s discussion and analysis, and related press releases) before public disclosure. Ensure financial disclosures are complete and compliant with regulations.

External Auditor Reports: Review reports from external auditors and management representations.

Procedures: Ensure adequate procedures are in place to review public disclosure of financial information and periodically assess these procedures.

Recommendation: Review and, if appropriate, recommend approval to the Board of annual and quarterly financial statements.

(b)	Accounting Policies

Review and Compliance: Ensure accounting practices align with IFRS Accounting Standards and assess the quality of financial reporting.

(c)	Risk Management

Financial Risks: Oversee identification and management of financial risks (market, credit, liquidity, etc.).

Policies: Review and improve risk management policies, including mitigation strategies for specific financial risks.

Insurance and Legal Risk: Ensure adequate insurance coverage and review legal/tax risks.

(d)	Internal Controls

Evaluate Controls: Review internal controls over financial reporting and fraud prevention measures.

Complaints and Concerns: Establish procedures regarding the treatment of complaints received regarding accounting, internal controls, or auditing matters. Establish procedures regarding confidential or anonymous concerns submitted by employees. Address any employee concerns about financial practices and controls.

Hiring Policies: Review and approve hiring policies regarding persons employed or previously employed by the external auditor or any former external auditors.

(e)	Compliance

Laws and Regulations: Ensure compliance with financial regulations, tax laws, and other relevant legal requirements.

Tax Filing: Monitor status of tax filings and other legal requirements.

(f)	External Auditors

Appointment: Oversee the selection and compensation of external auditors, ensuring independence.

Oversight and Disputes: Oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.

Audit Scope: Discuss the scope and focus of the annual audit.

(g)	Other Responsibilities

Personnel and Resources: Ensure the quality of financial personnel and resources.

Non-Audit Services: Pre-approve any non-audit services provided by external auditors.

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Review Related Party Transactions: Oversee related party transactions for potential conflicts of interest.

Review Charter: Regularly review and update this Charter and ensure its adequacy.

Approved by the Audit, Finance and Risk Committee on February 12, 2025.

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SCHEDULE “B” DEFINITIONS

The following is a glossary of certain defined terms used in this AIF. Where the context requires, (i) words importing the singular include the plural and vice versa and (ii) words importing any gender include all genders.

“2025 Technical Report”	means the technical report titled Technical Report on the Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil, dated January 15, 2025, with an effective date of January 15, 2025.
“A10 Fund”	means A10 Investimentos Fundo de Investimento de Ações – Investimento no Exterior.
“A10 Investimentos”	Means A10 Investimentos Ltda.
“Board”	means the board of directors of the Company.
“CAPEX”	means the capital expenditure defined in the 2025 Technical Report.
“CBCA”	means the Canada Business Corporations Act.
“CIM Definition Standards”	means the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves.
“cm”	means centimeters.
“Common Shares”	means common shares in the capital of the Company.
“Company” or “Sigma”	means Sigma Lithium Corporation (formerly named Sigma Lithium Resources Corporation) and, as the context requires, its subsidiaries.
“DMS”	means dense medium separation.
“EDGAR”	means the Electronic Data Gathering, Analysis, and Retrieval developed for the United States Securities Administrators (www.edgar.com).
“GAAP”	means Generally Accepted Accounting Principles.
“Industrial Greentech Plant”	means the industrial production plants of the Sigma Lithium.
“Green Lithium”	means the 5.1% to 6.0% high grade lithium concentrate produced at the Grota do Cirilo Project.
“Green By-Products”	means the low-grade, high-purity, zero-chemical, hypofine by-product with approximately 1.3% lithium oxide concentrate, produced at the Grota do Cirilo Project.
“Grota do Cirilo Project”	means the area where Phases 1, 2, 3 and 4 are located.
“kg”	means kilograms.
“km”	means kilometers.
“km2”	means square kilometers.
“Kv”	means kilovolts.
“Kt”	means kilotonnes.
“LCE”	means lithium carbonate equivalent. Lithium is converted to lithium carbonate (Li2CO3) by multiplying lithium metal mass by 5.323.
“Li2O”	means 1.3% lithium oxide.
“m”	means meters.
“m3”	means cubic meters.
“Mt”	means megatonne.
“MD&A”	means management discussion and analysis.
“mm”	means millimeters.
“mg/L”	means milligrams per liter.
“Mine 1”	means the Xuxa deposit located in Sigma Lithium’s operations.
“NI 43-101”	means National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.
“NI 52-110”	means National Instrument 52-110 Audit Committees of the Canadian Securities Administrators.

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“OBCA”	means the Ontario Business Corporations Act.
PFS	means preliminary feasibility study.
“Phase 1”	means the Xuxa deposit located in Sigma Lithium’s operations.
“Phase 1 Industrial Greentech Plant”	means the first commercial production plant connected to Phase 1.
“Phase 2”	means the Barreiro deposit.
“Phase 2 Industrial Greentech Plant”	means the second commercial production plant, connected to Phase 2.
“Phase 3”	means the Nezinho do Chicão deposit located in Sigma Lithium’s properties.
“Phase 2 & 3”	means the combination of Phase 2 and Phase 3 located in Sigma Lithium’s properties.
“Phase 4”	means the Murial deposit located in Sigma Lithium’s properties.
“Phase 5”	means the Elvira deposit located in Sigma Lithium’s properties.
“ppm”	means parts per million.
“Qualified Person”	means a qualified person for purposes of NI 43-101.
“Restated Technical Report”

means the technical report titled “Grota do Cirilo Lithium Project, Araçuaí and Itinga Regions, Minas Gerais, Brazil, NI 43-101 Amended & Restated Technical Report” dated June 12, 2023, with an effective date of October 31, 2022.

“SEC”	means the U.S. Securities and Exchange Commission.
“SEDAR+”	means the System for Electronic Document Analysis and Retrieval developed for the Canadian Securities Administrators (www.sedarplus.ca).
“t”	means metric tonnes.
“TSXV”	means the TSX Venture Exchange.
“Updated Technical Report”

means the technical report titled “Grota do Cirilo Lithium Project, Araçuaí and Itinga Regions, Minas Gerais, Brazil, NI 43-101 Updated Technical Report” dated March 19, 2024, with an effective date of January 18, 2024.

“Var”	means variability.

Certain Other Definitions

“material relationship”	A “material relationship” is a relationship that could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment. The following individuals are considered to have a material relationship with the issuer:
A.	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;
B.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;
C.	an individual who: (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
D.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual: (i) is a partner of a firm that is the issuer’s internal or external auditor;
(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
E.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and
F.	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12-month period within the last three years.

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An individual will not be considered to have a material relationship with the issuer solely because (a) he or she had a relationship identified above if that relationship ended before March 30, 2004; or (b) he or she had a relationship identified above by virtue of such relationship being with a subsidiary entity or a parent of that issuer, if that relationship ended before June 30, 2005.
An individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member (a) has previously acted as an interim chief executive officer of the issuer, or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.
For the purposes of “C” and “D” above, a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.
For the purposes of “F” above, direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the issuer, and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
Despite any determination made whether an individual has a material relationship with an issuer, an individual who (a) accepts directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer. The indirect acceptance by an individual of any such consulting, advisory or other compensatory fee includes acceptance of a fee by (a) an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
“company”	any corporation, incorporated association, incorporated syndicate or other incorporated organization.
“control”	the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.
“executive officer”	of an entity – means an individual who is (a) a chair of the entity; (b) a vice-chair of the entity; (c) the president of the entity; (d) a vice-president of the entity in charge of a principal business unit, division or function including sales, finance or production; (e) an officer of the entity or any of its subsidiary entities who performs a policy-making function in respect of the entity; or (f) any other individual who performs a policy-making function in respect of the entity.
“issuer”	includes a subsidiary entity of the issuer and a parent of the issuer.
“person”	an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative.
“subsidiary entity”	a person or company is considered to be a subsidiary entity of another person or company if (a) it is controlled by (i) that other, or (ii) that other and one or more persons or companies each of which is controlled by that other, or (iii) two or more persons or companies, each of which is controlled by that other; or (b) it is a subsidiary entity of a person or company that is the other's subsidiary entity.

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